REVOLVING CREDIT FACILITY

CREDIT AGREEMENT

by and among

INTEGRATED ALARM SERVICES GROUP, INC.,

CRITICOM INTERNATIONAL CORPORATION, MONITAL SIGNAL CORPORATION, INTEGRATED ALARM SERVICES, INC., PAYNE SECURITY GROUP, L.L.C., AMERICAN HOME SECURITY, INC.

and

THE GUARANTORS PARTY HERETO

and

THE BANKS PARTY HERETO

and

LASALLE BANK NATIONAL ASSOCIATION, as Agent

Dated: November 16, 2004

LIST OF SCHEDULES AND EXHIBITS

SCHEDULES

SCHEDULE 1.1(B)	COMMITMENTS OF BANKS & ADDRESSES FOR NOTICES
SCHEDULE 1.1(P)	PERMITTED LIENS
SCHEDULE 5.1.1	QUALIFICATIONS TO DO BUSINESS
SCHEDULE 5.1.2	CAPITALIZATION
SCHEDULE 5.1.3	SUBSIDIARIES
SCHEDULE 5.1.7	LITIGATION
SCHEDULE 5.1.8	PROJECTIONS
SCHEDULE 5.1.12	CONSENTS AND APPROVALS
SCHEDULE 5.1.14	PATENTS, TRADEMARKS, COPYRIGHTS, LICENSES, ETC.
SCHEDULE 5.1.16	REAL PROPERTY
SCHEDULE 5.1.17	PARTNERSHIP AGREEMENTS; LLC AGREEMENTS
SCHEDULE 5.1.18	INSURANCE POLICIES
SCHEDULE 5.1.20	MATERIAL CONTRACTS
SCHEDULE 5.1.22	EMPLOYEE BENEFIT PLAN DISCLOSURES
SCHEDULE 5.1.24	ENVIRONMENTAL DISCLOSURES

EXHIBITS

EXHIBIT 1.1(A)	ASSIGNMENT AND ASSUMPTION AGREEMENT
EXHIBIT 1.1(G)	GUARANTY JOINDER
EXHIBIT 1.1 (J)	BORROWER JOINDER AGREEMENT
EXHIBIT 1.1(R)	REVOLVING CREDIT NOTE
EXHIBIT 2.4	LOAN REQUEST
EXHIBIT 7.2.6	ACQUISITION COMPLIANCE CERTIFICATE
EXHIBIT 7.3.3	COMPLIANCE CERTIFICATE
EXHIBIT 7.3.4	BORROWING BASE CERTIFICATE
EXHIBIT 9.19	BANK ADDITION AGREEMENT

CREDIT AGREEMENT

THIS CREDIT AGREEMENT is dated November 16, 2004 and is made by and among **INTEGRATED ALARM SERVICES GROUP, INC.**, a Delaware corporation ("IASG"), CRITICOM INTERNATIONAL CORPORATION, a New Jersey Corporation ("Criticom"), MONITAL SIGNAL CORPORATION, a New Jersey corporation ("Monital"), INTEGRATED ALARM SERVICES, INC., a Delaware corporation ("IAS"), PAYNE SECURITY GROUP, L.L.C., a New Jersey limited liability company ("Payne"), and AMERICAN HOME SECURITY, INC., a Nevada corporation ("AHS"; hereinafter IASG, Criticom, Monital, IAS, Payne and AHS are collectively referred to as "Borrower"), and **LASALLE BANK N. A.**, as "Bank" and in its capacity as agent for any additional lenders that may become a party as a Bank as defined below (hereinafter referred to in such capacity as the "Agent").

WITNESSETH:

WHEREAS, the Borrower has requested the Bank to provide a senior secured revolving credit facility to Borrower in an aggregate principal amount not to exceed Thirty Million and 00/100 Dollars ($30,000,000.00); and

WHEREAS, the revolving credit provided hereunder shall be used for acquisitions of security alarm companies and pools of security alarm contracts and the related subscribers, for acquisitions of wholesale security alarm companies and the related subscribers and for general corporate purposes, all as described herein; and

WHEREAS, the Bank is willing to provide such credit upon the terms and conditions hereinafter set forth;

NOW, THEREFORE, the parties hereto, in consideration of their mutual covenants and agreements hereinafter set forth and intending to be legally bound hereby, covenant and agree as follows:

1. CERTAIN DEFINITIONS

    1.1 Certain Definitions.

In addition to words and terms defined elsewhere in this Agreement, the following words and terms shall have the following meanings, respectively, unless the context hereof clearly requires otherwise:

Additional Banks shall mean any Bank that joins and becomes subject to this Agreement by executing a Bank Addition Agreement. In order for a Bank to be considered as an Additional Bank, such financial institution or the holding company of which it is a part must have a minimum of $1.0 billion in assets.

Affiliate as to any Person shall mean any other Person (i) which directly or indirectly controls, is controlled by, or is under common control with such Person, (ii) which beneficially owns or holds 10% or more of any class of the voting or other equity interests of such Person, or

(iii) 10% or more of any class of voting interests or other equity interests of which is beneficially owned or held, directly or indirectly, by such Person. Control, as used in this definition, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise, including the power to elect a majority of the directors or trustees of a corporation or trust, as the case may be.

Agent shall mean LaSalle Bank National Association, acting in its capacity as agent hereunder, and its successors and assigns.

Agent's Letter shall have the meaning assigned to that term in Section 9.15.

Agreement shall mean this Credit Agreement, as the same may be supplemented or amended from time to time, including all schedules and exhibits.

Alarm Contract shall mean all Monitoring Contracts and all other contracts, agreements and other similar obligations related to the alarm security business conducted by Borrower, as the same may from time to time be amended, supplemented or modified, including all rights to: (a) receive money due and to become due thereunder or in connection therewith; (b) damages arising out of any breach or default in respect thereof; and (c) perform and to exercise remedies thereunder.

Applicable Margin shall mean, for any Type of Loans, 2.00% for Base Rate Loans and 3.50% for LIBOR Rate Loans.

Anything herein to the contrary notwithstanding, the Applicable Margin shall be calculated by adding an additional 3% per annum to the Applicable Margin pursuant to the terms and provisions of this section for both Base Rate Loans and LIBOR Loans (i) during any period when an Event of Default shall have occurred and be continuing or (ii) if any Compliance Certificate shall not be delivered when required by Section 7.3.3 (but only, in the case of this clause (ii) with respect to the portion of such Payment Period prior to the delivery of such certificate).

Assignment and Assumption Agreement shall mean an Assignment and Assumption Agreement by and among a Purchasing Bank, a Transferor Bank and the Agent, in its own capacity and on behalf of the remaining Banks, substantially in the form of Exhibit 1.1(A).

Assignment of Lease shall mean the several assignments of lease regarding each Loan Parties' leasehold interests in any Property.

Authorized Officer shall mean as to IASG, its President, Chief Executive Officer, Chief Financial Officer, Treasurer, Secretary and those individuals, designated by written notice to the Agent from the Borrower, authorized to execute notices, reports and other documents on behalf of Borrower required hereunder. The Borrower may amend such list of individuals from time to time by giving written notice of such amendment to the Agent.

Bank or Banks shall mean, collectively, the financial institutions named on Schedule 1.1(B) and their respective successors and assigns as permitted hereunder, each of which is referred to herein as a Bank.

Bank Addition Agreement shall mean the Bank Addition Agreement, in the form attached hereto as Exhibit 9.19 pursuant to which Additional Banks are added as a Bank hereunder.

Base Rate shall mean the greater of: (i) the interest rate per annum announced from time to time by the Agent at its Principal Office as its then prime rate, which rate may not be the lowest rate then being charged commercial borrowers by the Agent; or (ii) the Federal Funds Effective Rate plus one-half percent (0.5%) per annum.

Base Rate Option or Revolving Credit Base Rate Option shall mean the option of the Borrower to have Revolving Credit Loans bear interest at the rate and under the terms and conditions set forth in Section 3.1.1((i)).

Beacon Score shall mean the Consumer Credit Scoring System promulgated by Equifax, Trans Union or Experian.

Benefit Arrangement shall mean at any time an "employee benefit plan," within the meaning of Section 3(3) of ERISA, which is neither a Plan nor a Multiemployer Plan and which is maintained, sponsored or otherwise contributed to by any member of the ERISA Group.

Borrower shall mean, individually and collectively, IASG, Criticom, Monital, IAS, Payne, AHS and any Person, including all of the Borrower's Subsidiaries which shall execute hereafter a Borrower Joinder; "Borrower" or "Borrowers" shall mean all such Persons collectively.

Borrower Joinder shall mean a joinder by a Person as a Borrower under this Agreement, the Note and the other Loan Documents in the form of Exhibit 1.1 (J).

Borrowing Base Certificate shall mean the consolidated and consolidating Borrowing Base Certificate prepared and delivered by the IASG, on behalf of all Borrowers, as and when required by Section 7.3.4; the form of the Borrowing Base Certificate is attached hereto as Exhibit 7.3.4.

Borrowing Date shall mean, with respect to any Loan, the date for the making thereof or the renewal or conversion thereof at or to the same or a different Interest Rate Option, which shall be a Business Day.

Borrowing Tranche shall mean specified portions of Loans outstanding as follows: (i) any Loans to which a LIBOR Rate Option applies which become subject to the same Interest Rate Option under the same Loan Request by the Borrower and which have the same Interest Period shall constitute one Borrowing Tranche, and (ii) all Loans to which a Base Rate Option applies shall constitute one Borrowing Tranche.

Business Day shall mean any day other than a Saturday or Sunday or a legal holiday on which commercial banks are authorized or required to be closed for business in Chicago, Illinois, and if the applicable Business Day relates to any Loan to which the LIBOR Rate Option applies, such day must also be a day on which dealings are carried on in the London interbank market.

Capital Expenditures shall mean all expenditures (by the expenditure of cash or the incurrence of Indebtedness) during any measuring period for any fixed assets or improvements or for replacements, substitutions, or additions thereto, that have a useful life of more than one year and that are required to be capitalized under GAAP, excluding those expenditures in connection with (i) the installation of Alarm Contracts and (ii) Permitted Acquisitions.

Closing Date shall mean the date hereof. The closing shall take place at 11:00 a.m. in the offices of McGuireWoods, LLP in Chicago, Illinois, or at such other time and place as the parties agree.

Collateral shall mean the Pledged Collateral, the Real Estate Collateral and the UCC Collateral.

Collateral Assignment of Contracts shall mean the Collateral Assignment of Contracts dated the Closing Date executed and delivered by the Loan Parties in respect of (i) all of the Alarm Contracts and other service contracts to which they are party, other than those wholesale alarm contracts which serve as collateral for the Convertible Debt as of the date hereof; (ii) all third party monitoring contracts; (iii) all non-compete agreements executed and delivered to, or assigned to, a Loan Party, (iv) non-solicitation agreements, if any, and (v) any such other agreements as may be described in the Collateral Assignment of Contracts.

Collateral Assignment of Life Insurance shall mean, collectively, those forms of collateral assignment of life insurance policies provided by the applicable insurance companies in respect of the key man life insurance policies issued on the lives of Timothy M. McGinn ("McGinn") and Thomas J. Few ("Few").

Collateral Assignment of Telephone Numbers shall mean the Collateral Assignment of Telephone Numbers dated as of the Closing Date executed and delivered by the Loan Parties relating to all of the Loan Parties' Alarm Contracts and service relationships.

Commitment or Revolving Credit Commitment shall mean, as to any Bank at any time, the amount initially set forth opposite its name on Schedule 1.1(B) in the column labeled "Amount of Commitment for Revolving Credit Loans," and thereafter on Schedule I to the most recent Assignment and Assumption Agreement, and Commitments or Revolving Credit Commitments shall mean the aggregate Revolving Credit Commitments of all of the Banks, all as may be reduced from time to time hereunder.

Compliance Certificate shall have the meaning set forth in Section 7.3.3.

Consideration shall mean with respect to any Permitted Acquisition, the aggregate, without duplication, of (i) the cash paid by any of the Loan Parties, directly or indirectly, to the seller in connection therewith, (ii) the Indebtedness incurred or assumed by any of the Loan Parties, whether in favor of the seller or otherwise and whether fixed or contingent, (iii) any

Guaranty given or incurred by any Loan Party in connection therewith, and (iv) any other consideration given or obligation incurred by any of the Loan Parties in connection therewith.

Consolidated EBITDA shall mean, for any Person and for any period, for such Person and its Subsidiaries on a consolidated basis, an amount equal to Consolidated Net Income for such period, *plus* (a) the following to the extent deducted in calculating such Consolidated Net Income: (i) Consolidated Interest Charges for such period, (ii) the provision for federal, state, local and foreign income taxes payable by such Person and its Subsidiaries for such period, and (iii) the amount of depreciation and amortization expense deducted in determining such Consolidated Net Income, and *minus* (b) all non-cash items increasing Consolidated Net Income for such period.

Consolidated Fixed Charges shall mean for any period of determination on the date of determination the sum (without duplication) of cash Consolidated Interest Charges on all Indebtedness other than with respect to the Second Lien Notes, scheduled principal payments on all Indebtedness excluding principal payments with respect to Convertible Debt, but only if such principal is repaid with available Revolving Credit Loans, cash income taxes, management fees paid, cash distributions and all Capital Expenditure payments under capitalized leases in each case of a Borrower and its Subsidiaries for such period determined and consolidated in accordance with GAAP.

Consolidated Interest Charges shall mean, for any Person and for any period, for such Person and its Subsidiaries on a consolidated basis, the sum of (a) all interest, premium payments, debt discount, fees, charges and related expenses of such Person and its restricted Subsidiaries in connection with borrowed money (including capitalized interest) or in connection with the deferred purchase price of assets, in each case to the extent treated as interest in accordance with GAAP, and (b) the portion of rent expense of such Person and its Subsidiaries with respect to such period under capital leases that is treated as interest in accordance with GAAP.

Consolidated Net Income shall mean, for any period, on a consolidated basis, the net income of the Borrower and its Subsidiaries (excluding extraordinary gains and extraordinary losses) for that period.

Consolidated Net Worth shall mean, at any time, shareholders' equity of the Borrower and its Subsidiaries on a consolidated basis.

Convertible Debt shall mean that certain Indebtedness described in those certain $5,500,000.00 secured convertible promissory notes due September 1, 2005 issued by IASG.

Depreciation shall mean the total amounts added to depreciation, amortization, obsolescence, valuation and other proper reserves, as reflected on the Borrower's financial statement and determined in accordance with GAAP.

Dollar, Dollars, U.S. Dollars and the symbol $ shall mean lawful money of the United States of America.

5

Eligible RMR means as of any time, the aggregate amount of RMR associated with enforceable written Alarm Contracts in effect between customers and Borrower or any of its Subsidiaries in which no person other than Borrower or any of it Subsidiaries and the Agent has any interest, net of any amounts per month payable to any person as a percentage of RMR or in the nature of discounting, factoring or other accounts receivable financing; provided, however, that Eligible RMR will not include any revenue (a) from customers whose balances are more than ninety (90) days past the invoice date; (b) that is not periodic in nature, but rather relates to installation purchase payments or one-time assessments or charges; (c) from Alarm Contracts as to which Borrower or any of its Subsidiaries has received notice of a pending termination; (d) from wholesale monitoring accounts; (e) from customers whose Beacon Score is below 625; (f) for customers from whom twelve (12) consecutive months of prompt payment have not been received; (g) that pertains to lease agreements which expire within twelve (12) months after the date of making or which provide the customer with the option of buying the system for a nominal amount; (h) from stand alone service agreements; (i) from Alarm Contracts which are not freely assignable and which are not in writing; or (j) from customers who have received two (2) or more full credits with respect to such customer's monthly payment in a twelve (12) month period.

Environmental Law shall mean any and all laws relating to protection of the environment or to emissions, discharges, releases or threatened releases of pollutants, contaminants, petrochemicals or petroleum, chemicals or industrial, toxic or hazardous substances or wastes into the environment including ambient air, surface water, ground water or land or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes.

ERISA shall mean the Employee Retirement Income Security Act of 1974, as the same may be amended or supplemented from time to time, and any successor statute of similar import, and the rules and regulations thereunder, as from time to time in effect.

ERISA Group shall mean, at any time, the Borrower and all members of a controlled group of corporations and all trades or businesses (whether or not incorporated) under common control and all other entities which, together with the Borrower, are treated as a single employer under Section 414 of the Internal Revenue Code.

Event of Default shall mean any of the events described in Section 8.1 and referred to therein as an "Event of Default."

Expiration Date shall mean, with respect to the Revolving Credit Commitments, November 16, 2007.

Federal Funds Effective Rate for any day shall mean the rate per annum (based on a year of 360 days and actual days elapsed and rounded upward to the nearest 1/100 of 1%) announced by the Federal Reserve Bank of New York (or any successor) on such day as being the weighted average of the rates on overnight federal funds transactions arranged by federal funds brokers on the previous trading day, as computed and announced by such Federal Reserve Bank (or any successor) in substantially the same manner as such Federal

Reserve Bank computes and announces the weighted average it refers to as the "Federal Funds Effective Rate" as of the date of this Agreement; provided, if such Federal Reserve Bank (or its successor) does not announce such rate on any day, the "Federal Funds Effective Rate" for such day shall be the Federal Funds Effective Rate for the last day on which such rate was announced.

Financial Projections shall have the meaning assigned to that term in Section 5.1.8((ii)).

Fixed Charge Coverage Ratio shall mean, the ratio of (x) Consolidated EBITDA, *less* Capital Expenditures, *less* Taxes, to (y) Consolidated Fixed Charges, for such period, calculated on a rolling twelve (12) month basis beginning on January 31, 2005 and continuing each month thereafter.

Funding Date shall mean the date on which the first advance of the Loans is made pursuant to the terms and conditions hereof.

GAAP shall mean generally accepted accounting principles as are in effect from time to time in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and the statements and pronouncements of the Financial Accounting Standards Board, subject to the provisions of Section 1.3, and applied on a consistent basis both as to classification of items and amounts.

Guarantor Joinder shall mean a joinder by a Person as a Guarantor under this Agreement, the Guaranty Agreement, the Security Agreement and the other Loan Documents in the form of Exhibit 1.1(G).

Guarantors shall mean the guarantors under the Guaranty Agreement and any Person, including all of the Borrower's Subsidiaries, who execute hereafter a Guarantor Joinder. As of the Closing Date, the Guarantors are Integrated Alarm and Security, LLC, a New Jersey limited liability company ("IASLLC"), Morlyn Financial Group, L.L.C., a New Jersey limited liability company ("Morlyn") and Guardian Group, LLC, a New Jersey limited liability company ("Guardian").

Guaranty of any Person shall mean any obligation of such Person guaranteeing or in effect guaranteeing any liability or obligation of any other Person in any manner, whether directly or indirectly, including any agreement to indemnify or hold harmless any other Person, any performance bond or other suretyship arrangement and any other form of assurance against loss, except endorsement of negotiable or other instruments for deposit or collection in the ordinary course of business.

Guaranty Agreement shall mean the Guaranty Agreement dated the Closing Date executed and delivered by the Guarantors to the Agent for the benefit of the Banks.

Historical Statements shall have the meaning assigned to that term in Section 5.1.8.

Indebtedness shall mean, as to any Person at any time, any and all indebtedness, obligations or liabilities (whether matured or unmatured, liquidated or unliquidated, direct or indirect, absolute or contingent, or joint or several) of such Person for or in respect of: (i) borrowed money, (ii) amounts raised under or liabilities in respect of any note purchase or acceptance credit facility, (iii) reimbursement obligations (contingent or otherwise) under any letter of credit, currency swap agreement, interest rate swap, cap, collar or floor agreement or other interest rate management device, (iv) any other transaction (including forward sale or purchase agreements, capitalized leases and conditional sales agreements but excluding operating leases, trade payables and accrued expenses incurred in the ordinary course of business which are not represented by a promissory note or other evidence of indebtedness and which are not the subject of a genuine dispute or are not more than ninety (90) days past due, or if more than ninety (90) days past due, for which adequate reserves in conformity with GAAP have been established on the books of said Person) having the commercial effect of a borrowing of money entered into by such Person to finance its operations or capital requirements, or (v) any Guaranty of Indebtedness for borrowed money.

Indenture shall mean that certain Indenture of even date herewith entered into among IASG, its Subsidiaries and the Trustee, as amended, supplemented, amended and restated or otherwise modified from time to time, governing the rights and duties of IASG under the Second Lien Notes.

Ineligible Security shall mean any security which may not be underwritten or dealt in by member banks of the Federal Reserve System under Section 16 of the Banking Act of 1933 (12 U.S.C. Section 24, Seventh), as amended.

Insolvency Proceeding shall mean, with respect to any Person, (a) a case, action or proceeding with respect to such Person (i) before any court or any other Official Body under any bankruptcy, insolvency, reorganization or other similar Law now or hereafter in effect, or (ii) for the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator, conservator (or similar official) of any Loan Party or otherwise relating to the liquidation, dissolution, winding-up or relief of such Person, or (b) any general assignment for the benefit of creditors, composition, marshaling of assets for creditors, or other, similar arrangement in respect of such Person's creditors generally or any substantial portion of its creditors; undertaken under any Law.

Intercreditor Agreement means that certain Intercreditor Agreement, dated of even date herewith, entered into by and among the Agent, the Borrower and the Trustee.

Interest Period shall mean the period of time selected by the Borrower in connection with (and to apply to) any election permitted hereunder by the Borrower to have Revolving Credit Loans bear interest under the LIBOR Rate Option. Subject to the last sentence of this definition, such period shall be one, two or three Months if the Borrower selects the LIBOR Rate Option. Such Interest Period shall commence on the effective date of such Interest Rate Option, which shall be (i) the Borrowing Date if the Borrower is requesting new Loans, or (ii) the date of renewal of or conversion to the LIBOR Rate Option if the Borrower is renewing or converting to the LIBOR Rate Option applicable to outstanding Loans. Notwithstanding the second sentence hereof: (A) any Interest Period which would otherwise end on a date which is not a Business Day shall be extended to the next succeeding Business Day unless such Business Day falls in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, and (B) the Borrower shall not select, convert to or renew an Interest Period for any portion of the Loans that would end after the Expiration Date.

Interest Rate Agreement shall mean any one or more interest rate hedging or management agreements or arrangements of the type described in and required by Section 7.1.13 [Interest Rate Hedging], including any swap agreement (on a standard ISDA form) provided by LaSalle Bank.

Interest Rate Option shall mean any LIBOR Rate Option or Base Rate Option.

Interim Statements shall have the meaning assigned to that term in Section 5.1.8.

Internal Revenue Code shall mean the Internal Revenue Code of 1986, as the same may be amended or supplemented from time to time, and any successor statute of similar import, and the rules and regulations thereunder, as from time to time in effect.

Inventory shall have the meaning ascribed that term under GAAP.

Labor Contracts shall mean all employment agreements, employment contracts, collective bargaining agreements and other agreements among Borrower or a Subsidiary of Borrower and its employees.

Landlord Waivers shall mean any one or more landlord waivers which relate to any Property, executed from time to time in form and substance satisfactory to the Agent.

LaSalle Bank shall mean LaSalle Bank National Association, its successors and assigns.

Law shall mean any law (including common law), constitution, statute, treaty, regulation, rule, ordinance, opinion, release, ruling, order, injunction, writ, decree, bond, judgment, authorization or approval, lien or award of or settlement agreement with or issued by any Official Body.

Liabilities shall mean at all times all liabilities of the Borrower that would be shown as such on a balance sheet of the Borrower prepared in accordance with GAAP.

LIBOR Rate shall mean, with respect to the Loans comprising any Borrowing Tranche to which the LIBOR Rate Option applies for any Interest Period, a rate of interest equal to the per annum rate of interest at which United States dollar deposits for a period equal to the relevant Interest Period are offered in the London Interbank Eurodollar market at 11:00 a.m. (London time) two Business Days prior to the commencement of each Interest Period, as displayed in the Bloomberg Financial Markets system, or other authoritative source selected by the Bank in its sole discretion, divided by a number determined by subtracting from 1.00 the maximum reserve percentage for determining reserves to be maintained by member banks of the Federal Reserve System for Eurocurrency liabilities, such rate to remain fixed for such Interest Period. The Bank's determination of LIBOR shall be conclusive, absent manifest error.

LIBOR Rate Option or Revolving Credit LIBOR Rate Option shall mean the option of the Borrower to have Revolving Credit Loans bear interest at the rate and under the terms and conditions set forth in Section 3.1.1((ii)).

LIBOR Rate Reserve Percentage shall mean as of any day the maximum percentage in effect on such day, as prescribed by the Board of Governors of the Federal Reserve System (or any successor) for determining the reserve requirements (including supplemental, marginal and emergency reserve requirements) with respect to Eurocurrency funding (currently referred to as "Eurocurrency Liabilities").

Lien shall mean any mortgage, deed of trust, pledge, lien, security interest, charge or security arrangement of any nature whatsoever or other encumbrance of like kind, whether voluntarily or involuntarily given, including any conditional sale or title retention arrangement, and any assignment, deposit arrangement or lease intended as, or having the effect of, security and any filed financing statement (other than precautionary financing statement filed in respect of operating leases) or other notice of any of the foregoing (whether or not a lien or other encumbrance is created or exists at the time of the filing).

LLC Interests shall mean in respect of any limited liability company, its outstanding limited liability company interests or units and the voting rights associated therewith.

Loan Documents shall mean this Agreement, all of the Guaranty Agreements, the Note, the Pledge Agreement, the Security Agreement, financing statements, the Assignment of Lease, the Landlord Waivers, any Interest Rate Agreement entered into with LaSalle Bank, the Collateral Assignment of Contracts, the Collateral Assignment of Telephone Numbers, the Nonsolicitation Agreement, the Collateral Assignment of Life Insurance, the Lockbox Agreement, the Patent, Trademark and Copyright Security Agreement, the Assignment and Assumption Agreement, the Borrower Joinder, the Intercreditor Agreement and any other instruments, certificates or documents executed and delivered or contemplated to be executed and delivered hereunder or thereunder or in connection herewith or therewith, as the same may be supplemented or amended from time to time in accordance herewith or therewith, and Loan Document shall mean any of the Loan Documents.

Loan Party or Loan Parties shall mean the Borrowers and the Guarantors.

Loan Request shall have the meaning given to such term in Section 2.4.

Loans or Revolving Credit Loans shall mean collectively, and Loan or Revolving Credit Loan shall mean separately, all Revolving Credit Loans or any Revolving Credit Loan made by the Banks or one of the Banks to the Borrower pursuant to Section 2.1.

Lockbox Agreement shall mean any lockbox agreement between any Borrower and the Agent in respect of the restricted access account or accounts maintained in Borrower's name at LaSalle Bank.

Material Adverse Change shall mean any set of circumstances or events which (a) has or could reasonably be expected to have any material adverse effect whatsoever upon the validity or enforceability of this Agreement or any other Loan Document, (b) is or could reasonably be expected to be material and adverse to the business, properties, assets, financial condition or results of operations of the Loan Parties taken as a whole, (c) impairs or could reasonably be expected to impair the ability of the Loan Parties to duly and punctually pay or perform their Indebtedness, or (d) impairs or could reasonably be expected to impair the ability of the Agent or any of the Banks, to the extent permitted thereunder, to enforce their legal remedies pursuant to this Agreement or any other Loan Document.

Maximum Availability shall have the meaning ascribed to that term in Section 2.1.

Monitoring Contract shall mean a contract for providing central station monitoring and/or similar services for security alarm and/or similar equipment or devices to residential or commercial customers and including all recurring monthly revenue from maintenance and service contracts with customers who are parties to monitoring contracts, but excluding contracts to provide "wholesale" services for other alarm dealers, retailers or companies and excluding all contracts providing for guard, patrol or response services.

Month, with respect to an Interest Period under the LIBOR Rate Option, shall mean the interval between the days in consecutive calendar months numerically corresponding to the first day of such Interest Period. If any LIBOR Rate Interest Period begins on a day of a calendar month for which there is no numerically corresponding day in the month in which such Interest Period is to end, the final month of such Interest Period shall be deemed to end on the last Business Day of such final month.

Multiemployer Plan shall mean any employee benefit plan which is a "multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA and to which the Borrower or any member of the ERISA Group is then making or accruing an obligation to make contributions or, within the preceding five Plan years, has made or had an obligation to make such contributions.

Multiple Employer Plan shall mean a Plan which has two or more contributing sponsors (including the Borrower or any member of the ERISA Group) at least two of whom are not under common control, as such a plan is described in Sections 4063 and 4064 of ERISA.

Non-compete Agreement shall mean any agreement entered into by and between any Loan Party and any employee, officer, director, agent, officer, director, shareholder or other third-party which contains any restrictions or limitations upon competition with a Loan Party or its business or the solicitation of any Loan Party's customers, prospective customers or employees.

Nonsolicitation Agreement shall mean the Nonsolicitation and Nondisclosure Agreements in favor of the Agent and the Banks executed and delivered on the Closing Date by McGinn and Few.

Notes or Revolving Credit Notes shall mean collectively and Note or Revolving Credit Note shall mean separately all of the Revolving Credit Note of the Borrower in the form of Exhibit 1.1(R) evidencing the Revolving Credit Loans together with all amendments, extensions, renewals, replacements, refinancings or refundings thereof in whole or in part.

Notices shall have the meaning assigned to that term in Section 10.6.

Obligation shall mean any obligation or liability of any Loan Party to the Agent or any of the Banks, howsoever created, arising or evidenced, whether direct or indirect, absolute or contingent, now or hereafter existing, or due or to become due, under or in connection with this Agreement, the Notes, any Interest Rate Agreement with any Bank or any other Loan Document.

Official Body shall mean any national, federal, state, local or other government or political subdivision or any agency, authority, board, bureau, central bank, commission, department or instrumentality thereof or any court, tribunal, grand jury or arbitrator, in each case whether foreign or domestic.

Partnership Interests shall mean in respect of any limited or general partnership, its outstanding partnership interests (general and limited) and the voting rights associated therewith.

Patent, Trademark and Copyright Security Agreement shall mean the Patent, Trademark and Copyright Security Agreement dated the Closing Date and executed and delivered by the Borrower to the Bank and the Agent for the benefit of the Banks.

PBGC shall mean the Pension Benefit Guaranty Corporation established pursuant to Subtitle A of Title IV of ERISA or any successor.

Permitted Acquisitions shall mean acquisitions described in and permitted by Section 7.2.6 (2).

Permitted Investments shall mean:

(i) direct obligations of the United States of America or any agency or instrumentality thereof or obligations backed by the full faith and credit of the United States of America maturing in twelve (12) months or less from the date of acquisition;

(ii) commercial paper maturing in 180 days or less rated not lower than A-1, by Standard & Poor's or P-1 by Moody's Investors Service, Inc. on the date of acquisition;

(iii) demand deposits, time deposits or certificates of deposit maturing within one year in commercial banks whose obligations are rated A-1, A or the equivalent or better by Standard & Poor's on the date of acquisition;

(iv) money market mutual funds maintained as part of a mutual funds complex with assets under management of not less than $1,000,000,000; and

(v) Permitted Acquisitions.

Permitted Liens shall mean:

(i) Liens for taxes, assessments, or similar charges, incurred in the ordinary course of business and which are not yet due and payable or liens on property to secure claims for labor, materials or supplies relating to such property and pertaining to obligations not yet overdue;

(ii) Pledges or deposits made in the ordinary course of business to secure payment of worker compensation, or to participate in any fund in connection with worker compensation, unemployment insurance, old-age pensions or other social security programs;

(iii) Liens of mechanics, materialmen, warehousemen, carriers, or other like Liens imposed by law, securing obligations incurred in the ordinary course of business that are not yet due and payable and Liens of landlords securing obligations to pay lease payments that are not yet either due and payable or in default;

(iv) Good-faith pledges or deposits made in the ordinary course of business to secure performance of bids, tenders, contracts (other than for the repayment of borrowed money) or leases, not in excess of the aggregate amount due thereunder, or to secure statutory obligations, appeal bonds or surety, indemnity, performance or other similar bonds required in the ordinary course of business;

(v) Encumbrances consisting of zoning ordinances and restrictions, easements, encroachments, covenants, rights of way, minor defects, irregularities or encumbrances on title or other restrictions on the use of real property, none of which materially impairs the use of such property or the value thereof, and none of which is violated in any material respect by existing or proposed structures or land use;

(vi) Liens, security interests and mortgages in favor of the Agent for the benefit of the Banks;

(vii) Liens on property leased by any Loan Party under capital and operating leases not prohibited by this Agreement and securing obligations of the Loan Parties to the lessor under such leases, provided there is no default by any Loan Party under such leases;

(viii) Any Lien existing on the date of this Agreement and described on Schedule 1.1(P), provided that the principal amount secured thereby is not hereafter increased, and no additional assets become subject to such Lien;

(ix) Purchase Money Security Interests, provided that the aggregate amount of loans and deferred payments secured by such Purchase Money Security Interests shall not exceed $100,000 (excluding for the purpose of this computation any loans or deferred payments secured by Liens described on Schedule 1.1(P));

(x) The Liens existing on the date of this Agreement on those wholesale alarm contracts granted in connection with the Convertible Debt;

(xi) Liens granted to the Second Lien Noteholders by the Second Lien Loan Documents; and

(xi) The following, (A) if the validity or amount thereof is being contested in good faith by appropriate and lawful proceedings diligently conducted so long as levy and execution thereon have been stayed and continue to be stayed or (B) if a final judgment is entered and such judgment is discharged within thirty (30) days of entry, and in either case they do not affect the Collateral or, in the aggregate, impair the ability of the Loan Parties to perform their Obligations hereunder or under the other Loan Documents:

(1) Claims or Liens for taxes, assessments or charges due and payable and subject to interest or penalty, <u>provided</u> that the applicable Loan Parties maintain such reserves or other appropriate provisions as shall be required by GAAP and pay all such taxes, assessments or charges forthwith upon the commencement of proceedings to foreclose upon any such Lien;

(2) Claims, Liens or encumbrances upon, and defects of title to, real or personal property, including any attachment of personal or real property or other legal process prior to adjudication of a dispute on the merits;

(3) Claims or Liens of mechanics, materialmen, warehousemen, carriers, or other statutory nonconsensual Liens; or

(4) Liens resulting from final judgments or orders described in Section 8.1.6 not in excess of the amount set forth therein.

<u>Person</u> shall mean any individual, corporation, partnership, limited liability company, association, joint-stock company, trust, unincorporated organization, joint venture, government or political subdivision or agency thereof, or any other entity.

<u>Plan</u> shall mean at any time an employee pension benefit plan (including a Multiple Employer Plan, but not a Multiemployer Plan) which is covered by Title IV of ERISA or is subject to the minimum funding standards under Section 412 of the Internal Revenue Code and either (i) is maintained by any member of the ERISA Group for employees of any member of the ERISA Group or (ii) has at any time within the preceding five years been maintained by any entity which was at such time a member of the ERISA Group for employees of any entity which was at such time a member of the ERISA Group.

<u>Pledge Agreement</u> shall mean the Pledge Agreement dated the Closing Date executed and delivered by IASG in respect of all of the outstanding stock of the other Borrowers and the Guarantors.

<u>Pledged Collateral</u> shall mean the property of the Loan Parties in which security interests are to be granted under the Pledge Agreement, the Collateral Assignment of Contracts or the Collateral Assignment of Telephone Numbers.

<u>Potential Default</u> shall mean any event or condition that if it continues uncured will with the passage of time or the giving of notice or any combination of the foregoing, constitute an Event of Default.

<u>Principal(s)</u> means, individually and/or collectively, McGinn and Few.

<u>Principal Office</u> shall mean the main banking office of the Agent in Chicago, Illinois.

Prior Security Interest shall mean a valid and enforceable perfected first-priority security interest under the Uniform Commercial Code in the Collateral which is subject only to Permitted Liens.

Prohibited Transaction shall mean any prohibited transaction as defined in Section 4975 of the Internal Revenue Code or Section 406 of ERISA for which neither an individual nor a class exemption has been issued by the United States Department of Labor.

Property shall mean all real property owned or leased by any Loan Party or Subsidiary of any Loan Party; all such property is described on Schedule 5.1.16.

Purchasing Bank shall mean a Bank which becomes a party to this Agreement by executing an Assignment and Assumption Agreement.

Purchase Money Security Interest shall mean Liens upon tangible personal property securing loans to any Loan Party or deferred payments by such Loan Party for the purchase, construction, repair or improvement of such tangible personal property.

Ratable Share shall mean the proportion that a Bank's Commitment bears to the Commitments of all of the Banks.

Regulation U shall mean Regulation U, T or X as promulgated by the Board of Governors of the Federal Reserve System, as amended from time to time.

Reportable Event shall mean a reportable event described in Section 4043 of ERISA and regulations thereunder with respect to a Plan or Multiemployer Plan.

Required Banks shall mean (i) if there are no Loans outstanding, (a) Banks whose Commitments aggregate at least 66 2/3% of the Commitments of all of the Banks, or (b) if there are two (2) or fewer Banks, all such Banks, (ii) if there are Loans outstanding, any Bank or group of Banks (a) if the sum of the Loans of such Banks then outstanding aggregates at least 66 2/3% of the total principal amount of all of the Loans then outstanding or (b) if there are two (2) or fewer Banks, all such Banks.

Revolving Credit Commitment shall mean, as to any Bank at the time, the amount set forth opposite its name on Schedule 1.1(B) in the column labeled "Amount of Commitment for Revolving Credit Loans," and all as may be reduced from time to time hereunder.

Revolving Credit Loans shall mean the loans provided pursuant to the terms of Section 2.1.

Revolving Credit Note shall mean the Note.

Revolving Facility Usage shall mean the principal amount of all Loans outstanding.

RMR shall mean recurring revenues calculated on a monthly basis, whether received monthly, quarterly or annually (net of pass-through charges for signal circuit telephone lines, utility company or third-party pass-through charges, antenna rentals, panel use, franchise and licensing fees, assessments of taxes, charges payable to third parties responding to alarms associated with customer contracts and any customer discounts) then being received by a Loan Party; provided, however, that with respect to any rate increase affecting such revenue, the additional revenue generated by such an increase shall not be included in the calculation of RMR until such time as the additional revenue is actually received by Borrower; provided that upon the occurrence and during the continuation of an Event of Default (i) the Borrower cannot implement a rate increase with respect to such revenue without the Agent's prior written consent and (ii) no amount of additional revenue generated by any rate increase which has not previously been taken into account in determining Eligible RMR shall be included in the calculation of RMR.

Second Lien Loan Documents shall mean the Indenture, the Intercreditor Agreement, the Noteholder Collateral Documents (as defined in the Intercreditor Agreement) and any other agreements entered into in connection with the Indenture.

Second Lien Noteholders means those certain holders of the Second Lien Notes and any other trustee or other representative therefor.

Second Lien Notes means those notes issued by IASG pursuant to the Indenture evidencing Indebtedness extended by the Second Lien Noteholders.

Section 20 Subsidiary shall mean the Subsidiary of the bank holding company controlling any Bank, which Subsidiary has been granted authority by the Federal Reserve Board to underwrite and deal in certain Ineligible Securities.

Security Agreement shall mean the Security Agreement executed and delivered on the Closing Date by the Borrower to the Agent for the benefit of the Banks in respect of the personal property of Borrower in order to secure the respective obligations of the Borrower under the Loan Documents.

Senior Revolving Debt means an amount equal to the Revolving Facility Usage.

Shares shall mean the authorized, issued and outstanding LLC Interests, shares of capital stock or Partnership Interests, as the case may be, of a Loan Party.

Standard & Poor's shall mean Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc.

Subordinated Debt shall mean that portion of the Liabilities of the Borrower which is subordinated to the Obligations in a manner reasonably satisfactory to the Bank, including, but not limited to, right and time of payment of principal and interest.

Subsidiary of any Person at any time shall mean (i) any corporation or trust of which 50% or more (by number of shares or number of votes) of the outstanding capital stock or shares of beneficial interest normally entitled to vote for the election of one or more directors or trustees (regardless of any contingency which does or may suspend or dilute the voting rights) is at such time owned directly or indirectly by such Person or one or more of such Person's Subsidiaries, (ii) any partnership of which such Person is a general partner or of which 50% or more of the partnership interests is at the time directly or indirectly owned by such Person or one or more of such Person's Subsidiaries, (iii) any limited liability company of which such Person is a manager or of which 50% or more of the limited liability company interests is at the time directly or indirectly owned by such Person or one or more of such Person's Subsidiaries or (iv) any corporation, trust, partnership, limited liability company or other entity which is controlled or capable of being controlled by such Person or one or more of such Person's Subsidiaries.

Subsidiary Borrower shall mean each Subsidiary of IASG or another Person which is identified herein as a Borrower or hereafter joins this Agreement as a Borrower in accordance with Section 10.18.

Subsidiary Shares shall have the meaning assigned to that term in Section 5.1.3.

Tangible Assets shall mean the total of all assets appearing on a balance sheet of the Borrower prepared in accordance with GAAP (with Inventory being valued at the lower of cost or market), after deducting all proper reserves (including reserves for Depreciation, obsolescence and amortization) less the sum of (i) goodwill, patents, trademarks, prepaid expenses, deposits, deferred charges and other personal property which is classified as intangible property in accordance with GAAP, and (ii) any amounts due from shareholders, affiliates, officers or employees of the Borrower.

Transferor Bank shall mean the selling Bank pursuant to an Assignment and Assumption Agreement.

Trustee shall mean Wells Fargo Bank, N.A. in its capacity as Trustee under the Indenture.

Type, when used in reference to any Loan, refers to whether the rate of interest on such Loan or Loans is determined by reference to the LIBOR Rate or the Base Rate.

UCC Collateral shall mean the property of the Loan Parties in which security interests are to be granted under the Security Agreement (including the "Intellectual Property" described therein) and the Patent, Trademark and Copyright Security Agreement.

Uniform Commercial Code shall have the meaning assigned to that term in Section 5.1.15.

1.2 Construction.

Unless the context of this Agreement otherwise clearly requires, the following rules of construction shall apply to this Agreement and each of the other Loan Documents:

1.2.1   Number; Inclusion.

references to the plural include the singular, the plural, the part and the whole; "or" has the inclusive meaning represented by the phrase "and/or," and "including" has the meaning represented by the phrase "including without limitation";

1.2.2   Determination.

references to "determination" of or by the Agent or the Banks shall mean good-faith estimates by the Agent or the Banks (in the case of quantitative determinations) and good-faith beliefs by the Agent or the Banks (in the case of qualitative determinations) and such determination shall be conclusive absent manifest error;

1.2.3   Agent's Discretion and Consent.

whenever the Agent or the Banks are granted the right herein to act in its or their sole discretion or to grant or withhold consent such right shall be exercised in good faith;

1.2.4   Documents Taken as a Whole.

the words "hereof," "herein," "hereunder," "hereto" and similar terms in this Agreement or any other Loan Document refer to this Agreement or such other Loan Document as a whole and not to any particular provision of this Agreement or such other Loan Document;

1.2.5   Headings.

the section and other headings contained in this Agreement or such other Loan Document and the Table of Contents (if any), preceding this Agreement or such other Loan Document are for reference purposes only and shall not control or affect the construction of this Agreement or such other Loan Document or the interpretation thereof in any respect;

1.2.6   Implied References to this Agreement.

any references to article, section, subsection, clause, schedule and exhibit are to this Agreement or other Loan Document, as the case may be, unless otherwise specified;

1.2.7   Persons.

reference to any Person includes such Person's successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement or such other Loan Document, as the case may be, and reference to a Person in a particular capacity excludes such Person in any other capacity;

1.2.8   Modifications to Documents.

reference to any agreement (including this Agreement and any other Loan Document together with the schedules and exhibits hereto or thereto), document or instrument means such agreement, document or instrument as amended, modified, replaced, substituted for, superseded or restated;

1.2.9   From, To and Through.

relative to the determination of any period of time, "from" means "from and including," "to" means "to but excluding," and "through" means "through and including"; and

1.2.10   Shall; Will.

references to "shall" and "will" are intended to have the same meaning.

1.3 Accounting Principles.

Except as otherwise provided in this Agreement, all computations and determinations as to accounting or financial matters and all financial statements to be delivered pursuant to this Agreement shall be made and prepared in accordance with GAAP (including principles of consolidation where appropriate), and all accounting or financial terms shall have the meanings ascribed to such terms by GAAP; provided, however, that all accounting terms used in Section 7.2 [Negative Covenants] (and all defined terms used in the definition of any accounting term used in Section 7.2 shall have the meaning given to such terms (and defined terms) under GAAP as in effect on the date hereof applied on a basis consistent with those used in preparing the Annual Statements referred to in Section 5.1.8 [Historical Statements]. In the event of any change after the date hereof in GAAP, and if such change would result in the inability to determine compliance with the financial covenants set forth in Section 7.2 based upon the Borrower's regularly prepared financial statements by reason of the preceding sentence, then the parties hereto agree to endeavor, in good faith, to agree upon an amendment to this Agreement that would adjust such financial covenants in a manner that would not affect the substance thereof, but would allow compliance therewith to be determined in accordance with the Borrower's financial statements at that time.

1.4 Concerning Corporate Terms.

When terms such as "stock", "shares", "shareholders", "corporate", "company" and similar terms generally associated with corporations are used herein or in the Loan Documents, they shall be deemed as well to refer as applicable to limited liability member interests, owners of those interests and a limited liability company or similar entity, as the context may require, and references to corporate governance documents and procedures shall have their appropriate and correlative meanings with respect to limited liability companies, as the context may require.

2. REVOLVING CREDIT FACILITY

2.1 Revolving Credit Commitments.

2.1.1   Generally

Subject to the terms and conditions hereof, and relying upon the representations and warranties herein set forth, each Bank severally agrees to make Revolving Credit Loans to the Borrower at any time or from time to time on or after the date hereof to the Expiration Date, provided that, after giving effect to such Loan, the aggregate amount of Loans from such Bank shall not exceed such Bank's Revolving Credit Commitment and provided further that Revolving Facility Usage may never exceed the Maximum Availability. Within such limits of time and amount and subject to the other provisions of this Agreement, the Borrower may borrow, repay and reborrow pursuant to this Section 2.1. The Borrower shall, on or before the day of delivery of the reports under Section 7.3 which show an excess of Revolving Facility Usage over Maximum Availability, prepay the principal amount of the Loans to the extent of such excess. As used herein, "Maximum Availability" shall mean, as of the date of calculation, an aggregate amount expressed in Dollars determined to be the product of (i) Eligible RMR multiplied by (ii) ten (10). Eligible RMR shall be calculated based on the information and amounts reported on the Borrowing Base Certificate and the other reports delivered to the Agent pursuant to Sections 7.3.

2.2 Nature of Banks' Obligations with Respect to Revolving Credit Loans.

Each Bank shall be obligated to participate in each request for Revolving Credit Loans pursuant to Section 2.4 [Revolving Credit Loan Requests] in accordance with its Ratable Share. The aggregate of each Bank's Revolving Credit Loans outstanding hereunder to the Borrower at any time shall never exceed its Revolving Credit Commitment. The obligations of each Bank hereunder are several. The failure of any Bank to perform its obligations hereunder shall not (i) affect the Obligations of the Borrower to any other party, (ii) make any other party liable for such failure, or (iii) excuse any other Bank from performing its obligations hereunder. The Banks shall have no obligation to make Revolving Credit Loans hereunder on or after the Expiration Date.

2.3 Commitment Fee.

The Borrower agrees to pay to LaSalle Bank a commitment fee with respect to the Revolving Credit Loan in the amount of Five Hundred Fifty Thousand and 00/100 Dollars ($550,000.00), Seventy-five Thousand and 00/100 Dollars ($75,000.00) of which Borrower has already paid to Bank and the balance of which shall be paid to Bank on the Closing Date.

2.4 Revolving Credit Loan Requests.

Except as otherwise provided herein, the Borrower may from time to time prior to the Expiration Date request the Banks to make Revolving Credit Loans, or renew or convert the Interest Rate Option applicable to existing Revolving Credit Loans pursuant to Section 3.2 [Interest Periods], by delivering to the Agent, not later than 10:00 a.m., Chicago time, (i) three (3) Business Days prior to the proposed Borrowing Date with respect to the making of Revolving Credit Loans to which the LIBOR Rate Option applies or the conversion to or the renewal of the LIBOR Rate Option for any Loans; and (ii) on the proposed Borrowing Date with respect to the making of a Revolving Credit Loan to which the Base Rate Option applies or the last day of the preceding Interest Period with respect to the conversion to the Base Rate Option for any Loan, of a duly completed request therefor substantially in the form of Exhibit 2.4 or a request by telephone promptly confirmed in writing by letter or facsimile in such form (each, a "Loan Request"), it being understood that the Agent may rely on the authority of any individual making such a telephonic request without the necessity of receipt of such written confirmation. Each Loan Request shall be irrevocable and shall specify (i) the proposed Borrowing Date; (ii) the aggregate amount of the proposed Loans comprising each Borrowing Tranche, which shall be in integral multiples of $100,000 and not less than $1,000,000 for each Borrowing Tranche to which the LIBOR Rate Option applies and not less than the lesser of $100,000 or the maximum amount available for Borrowing Tranches to which the Base Rate Option applies; (iii) whether the LIBOR Rate Option or Base Rate Option shall apply to the proposed Loans comprising the applicable Borrowing Tranche; and (iv) in the case of a Borrowing Tranche to which the LIBOR Rate Option applies, an appropriate Interest Period for the Loans comprising such Borrowing Tranche.

2.5 Making Revolving Credit Loans.

The Agent shall, promptly after receipt by it of a Loan Request pursuant to Section 2.4 [Revolving Credit Loan Requests], notify the Banks of its receipt of such Loan Request specifying: (i) the proposed Borrowing Date and the time and method of disbursement of the Revolving Credit Loans requested thereby; (ii) the amount and type of each such Revolving Credit Loan and the applicable Interest Period (if any); and (iii) the apportionment among the Banks of such Revolving Credit Loans as determined by the Agent in accordance with Section 2.2 [Nature of Banks' Obligations]. Each Bank shall remit the principal amount of each Revolving Credit Loan to the Agent such that the Agent is able to, and the Agent shall, to the extent the Banks have made funds available to it for such purpose and subject to Section 6.2 [Each Additional Loan], fund such Revolving Credit Loans to the Borrowers in U.S. Dollars and immediately available funds at the Principal Office prior to 2:00 p.m., Chicago time, on the applicable Borrowing Date, provided that if any Bank has not notified the Agent prior to the date on which it is scheduled to make payment to the Agent that it does not intend to make such payment and fails to remit such funds to the Agent in a timely manner, the Agent may elect in its sole discretion to fund with its own funds the Revolving Credit Loans of such Bank on such Borrowing Date, and such Bank shall be subject to the repayment obligation in Section 9.16 [Availability of Funds].

2.6 Revolving Credit Notes.

The obligation of the Borrower to repay the aggregate unpaid principal amount of the Revolving Credit Loans made to it by each Bank, together with interest thereon, shall be evidenced by a Revolving Credit Note dated the Closing Date payable to the order of such Bank in a face amount equal to the Revolving Credit Commitment of such Bank. The obligations of Borrower under the Notes and the other Loan Documents shall be joint and several.

2.7 Use of Proceeds.

The proceeds of the Revolving Credit Loans shall be used for the purposes described in and in accordance with Section 7.1.10 [Use of Proceeds].

2.8 Unused Commitment Fee.

Borrowers shall pay the Agent a fee (the "Unused Commitment Fee") in the amount of one-half of one percent (.50%) per annum payable based upon the daily unused portion of the Revolving Credit Commitment amount hereunder. The Unused Commitment Fee shall be calculated quarterly and shall be payable quarterly in arrears commencing on [December 31, 2004] and continuing on the last day of each fiscal quarter thereafter.

3. INTEREST RATES

       3.1 Interest Rate Options.

The Borrower shall pay interest in respect of the outstanding unpaid principal amount of the Loans as selected by it from the Base Rate Option or LIBOR Rate Option set forth below applicable to the Loans, it being understood that, subject to the provisions of this Agreement, the Borrower may select different Interest Rate Options and different Interest Periods to apply simultaneously to the Loans comprising different Borrowing Tranches and may convert to or renew one or more Interest Rate Options with respect to all or any portion of the Loans comprising any Borrowing Tranche, provided that there shall not be at any one time outstanding more than seven (7) Borrowing Tranches in the aggregate among all of the Loans using the LIBOR Rate Option. If at any time the designated rate applicable to any Loan made by any Bank exceeds such Bank's highest lawful rate, the rate of interest on such Bank's Loan shall be limited to such Bank's highest lawful rate.

       3.1.1   Revolving Credit Interest Rate Options.

The Borrower shall have the right to select from the following Interest Rate Options applicable to the Revolving Credit Loans:

(i) Revolving Credit Base Rate Option: A fluctuating rate per annum (computed on the basis of a year of 360 days, and actual days elapsed) equal to the Base Rate plus the Applicable Margin, such rate to change automatically from time to time effective as of the date of each change in the Base Rate; or

(ii) Revolving Credit LIBOR Rate Option: A rate per annum (computed on the basis of a year of 360 days and actual days elapsed) equal to the LIBOR Rate plus the Applicable Margin.

       3.1.2   Amount of Borrowing Tranche.

Each Borrowing Tranche of LIBOR Rate Loans shall be not less than $1,000,000 and in integral multiples of $100,000, and the Borrowing Tranche of Base Rate Loans shall be not less than $100,000 and in integral multiples of $100,000.

       3.1.3   Rate Quotations.

The Borrower may call the Agent on or before the date on which a Loan Request is to be delivered to receive an indication of the rates then in effect, but it is acknowledged that such projection shall not be binding on the Agent or the Banks nor affect the rate of interest which thereafter is actually in effect when the election is made.

       3.2 Interest Periods.

At any time when the Borrower shall select, convert to or renew a LIBOR Rate Option, the Borrower shall notify the Agent thereof at least three (3) Business Days prior to the effective date of such LIBOR Rate Option by delivering a Loan Request. The notice shall specify an Interest Period during which such Interest Rate Option shall apply. Notwithstanding the preceding sentence, in the case of the renewal of a LIBOR Rate Option at the end of an Interest Period, the first day of the new Interest Period shall be the last day of the preceding Interest Period, without duplication in payment of interest for such day.

3.3 Interest After Default.

To the extent permitted by Law, upon the occurrence of an Event of Default and until such time such Event of Default shall have been cured or waived the principal balance of the Loans and each other Obligation hereunder if not paid when due shall bear interest at a rate per annum equal to the sum of 3% per annum plus the highest Applicable Margin set forth in the definition of Applicable Margin for both Base Rate Loans and LIBOR Loans from the time such Obligation becomes due and payable and until it is paid in full.

3.3.1 Acknowledgment.

The Borrower acknowledges that the increase in rates referred to in this Section 3.3 reflects, among other things, the fact that such Loans or other amounts have become a substantially greater risk given their default status and that the Banks are entitled to additional compensation for such risk, and all such interest shall be payable by the Borrower upon demand by Agent.

3.4 LIBOR Rate Unascertainable; Illegality; Increased Costs; Deposits Not Available.

3.4.1 LIBOR Rate Unascertainable.

If, with respect to any Interest Period, on any date on which a LIBOR Rate would otherwise be determined, the Agent shall have determined that:

(i) deposits in Dollars (in the applicable amounts) in the Eurodollar market are unavailable or adequate and reasonable means do not exist for ascertaining such LIBOR Rate, or

(ii) a contingency has occurred which adversely affects the London interbank Eurodollar market relating to the LIBOR Rate, then the Agent shall have the rights specified in Section 3.4.3.

3.4.2 Illegality; Increased Costs; Deposits Not Available.

If at any time any Bank shall have determined that:

(i) the making, maintenance or funding of any Loan to which a LIBOR Rate Option applies has been made impracticable or unlawful by compliance by such Bank in good faith with any Law or any interpretation or application thereof by any Official Body or with any request or directive of any such Official Body (whether or not having the force of Law), or

(ii) such LIBOR Rate Option will not adequately cover the cost to such Bank of the establishment or maintenance of any such Loan, or

(iii) after making all reasonable efforts, deposits of the relevant amount in Dollars for the relevant Interest Period for a Loan, or to banks generally, to which a LIBOR Rate Option applies, respectively, are not available to such Bank with respect to such Loan, or to banks generally, in the interbank Eurodollar market,

then the Agent shall have the rights specified in Section 3.4.3.

3.4.3   Agent's and Bank's Rights.

In the case of any event specified in Section 3.4.1 above, the Agent shall promptly so notify the Banks and the Borrower thereof, and in the case of an event specified in Section 3.4.2 above, such Bank shall promptly so notify the Agent and endorse a certificate to such notice as to the specific circumstances of such notice, and the Agent shall promptly send copies of such notice and certificate to the other Banks and the Borrower. Upon such date as shall be specified in such notice (which shall not be earlier than the date such notice is given), the obligation of (i) the Banks, in the case of such notice given by the Agent, or (ii) such Bank, in the case of such notice given by such Bank, to allow the Borrower to select, convert to or renew a LIBOR Rate Option shall be suspended until the Agent shall have later notified the Borrower, or such Bank shall have later notified the Agent, of the Agent's or such Bank's, as the case may be, determination that the circumstances giving rise to such previous determination no longer exist. If at any time the Agent makes a determination under Section 3.4.1 and the Borrower has previously notified the Agent of its selection of, conversion to or renewal of a LIBOR Rate Option and such Interest Rate Option has not yet gone into effect, such notification shall be deemed to provide for selection of, conversion to or renewal of the Base Rate Option otherwise available with respect to such Loans. If any Bank notifies the Agent of a determination under Section 3.4.2, the Borrower shall, as to any Loan of the Bank to which a LIBOR Rate Option applies, on the date specified in such notice either convert such Loan to the Base Rate Option otherwise available with respect to such Loan or prepay such Loan in accordance with Section 4.4 [Voluntary Prepayments]. Absent due notice from the Borrower of conversion or prepayment, such Loan shall automatically be converted to the Base Rate Option otherwise available with respect to such Loan upon such specified date.

3.5 Selection of Interest Rate Options.

If the Borrower fails to select a new Interest Period to apply to any Borrowing Tranche of Loans under the LIBOR Rate Option at the expiration of an existing Interest Period applicable to such Borrowing Tranche in accordance with the provisions of Section 3.2 [Interest Periods], the Borrower shall be deemed to have converted such Borrowing Tranche to the Revolving Credit Base Rate Option commencing upon the last day of the existing Interest Period.

4. PAYMENTS

    4.1 Payments.

        All payments and prepayments to be made in respect of principal, interest, Facility Fees, Agent's Fee or other fees or amounts due from the Borrower hereunder shall be payable prior to 11:00 a.m., Chicago time, on the date when due without presentment, demand, protest or notice of any kind, all of which are hereby expressly waived by the Borrower, and without set-off, counterclaim or other deduction of any nature, and an action therefor shall immediately accrue. Such payments shall be made to the Agent at the Principal Office for the ratable accounts of the Banks with respect to the Loans in U.S. Dollars and in immediately available funds, and the Agent shall promptly distribute such amounts to the Banks in immediately available funds, provided that in the event payments are received by 11:00 a.m., Chicago time, by the Agent with respect to the Loans and such payments are not distributed to the Banks on the same day received by the Agent, the Agent shall pay the Banks the Federal Funds Effective Rate with respect to the amount of such payments for each day held by the Agent and not distributed to the Banks. The Agent's and each Bank's statement of account, ledger or other relevant record shall, in the absence of manifest error be conclusive as the statement of the amount of principal of and interest on the Loans and other amounts owing under this Agreement and shall be deemed an "account stated."

    4.2 Pro Rata Treatment of Banks.

        Each borrowing shall be allocated to each Bank according to its Ratable Share, and each selection of, conversion to or renewal of any Interest Rate Option and each payment or prepayment by the Borrower with respect to principal, interest, Facility Fees or other fees (except for the fees payable to the Agent pursuant to the Agent's Letter) or amounts due from the Borrower hereunder to the Banks with respect to the Loans, shall (except as provided in Section 3.4.3 [Agent's and Bank's Rights] in the case of an event specified in Section 3.4 [LIBOR Rate Unascertainable; Etc.], 4.4.2 [Replacement of a Bank] or 4.6 [Additional Compensation in Certain Circumstances]) be made in proportion to the applicable Loans outstanding from each Bank and, if no such Loans are then outstanding, in proportion to the Ratable Share of each Bank.

    4.3 Interest Payment Dates.

        Interest on Loans to which the Base Rate Option applies shall be due and payable in arrears on the last Business Day of each month after the date hereof and on the Expiration Date or upon acceleration of the Note. Interest on Loans to which the LIBOR Rate Option applies shall be due and payable on the last day of each Interest Period for those Loans. Interest on mandatory prepayments of principal under Section 4.5 [Mandatory Prepayments] shall be due on the date such mandatory prepayment is due. Interest on the principal amount of each Loan or other monetary Obligation shall be due and payable on demand after such principal amount or other monetary Obligation becomes due and payable (whether on the stated maturity date, upon acceleration or otherwise).

4.4 Voluntary Prepayments.

4.4.1   Right to Prepay.

The Borrower shall have the right at its option from time to time to prepay the Loans in whole or part without premium or penalty (except as provided in Section 4.4.2 below or in Section 4.6 [Additional Compensation in Certain Circumstances]):

(i) at any time with respect to any Loan to which the Base Rate Option applies,

(ii) on the last day of the applicable Interest Period with respect to Loans to which a LIBOR Rate Option applies (or on another date if the amounts required under Section 4.6.2 are paid contemporaneously therewith),

(iii) on the date specified in a notice by any Bank pursuant to Section 3.4 [LIBOR Rate Unascertainable, Etc.] with respect to any Loan to which a LIBOR Rate Option applies.

Whenever the Borrower desires to prepay any part of the Loans, it shall provide a written prepayment notice to the Agent by 11:00 a.m. (i) two (2) Business Days prior to any prepayment of LIBOR Rate Loans (except that no notice shall be required with respect to a prepayment pursuant to Section 4.4.1 (iii)) and (ii) one (1) Business Day prior to the prepayment of any Base Rate Loans setting forth the following information:

(x) the date, which shall be a Business Day, on which the proposed prepayment is to be made; and

(y) the total principal amount of such prepayment, which shall not be less than $100,000.00.

All prepayment notices shall be irrevocable. The principal amount of the Loans for which a prepayment notice is given, together with interest on such principal amount except with respect to Loans to which the Base Rate Option applies, shall be due and payable on the date specified in such prepayment notice as the date on which the proposed prepayment is to be made. Except as provided in Section 3.4.3 [Agent's and Bank's Rights], if the Borrower prepays a Loan but fails to specify the applicable Borrowing Tranche which the Borrower is prepaying, the prepayment shall be applied first to Loans to which the Base Rate Option applies, then to Loans to which the LIBOR Rate Option applies. Any prepayment hereunder shall be subject to the Borrower's obligations to indemnify the Banks under Section 4.6.2 [Indemnity].

4.4.2   Replacement of a Bank.

In the event any Bank (i) gives notice under Section 3.4 [LIBOR Rate Unascertainable, Etc.] or Section 4.6.1 [Increased Costs, Etc.], (ii) does not fund Revolving Credit Loans, or (iii) becomes subject to the control of an Official Body (other than normal and customary supervision), then the Borrower shall have the right at its option, with the consent of the Agent, which shall not be unreasonably withheld, (a) to prepay the Loans of such Bank in whole, together with all interest accrued thereon, and terminate such Bank's Commitment one-hundred twenty (120) days after (x) receipt of such Bank's notice under Section 3.4 [LIBOR Rate Unascertainable, Etc.] or 4.6.1 [Increased Costs, Etc.], (y) the date such Bank has failed to fund Revolving Credit Loans, or (z) the date such Bank became subject to the control of an Official Body, as applicable; provided that the Borrower shall also pay to such Bank at the time of such prepayment any amounts required under Section 4.6 [Additional Compensation in Certain Circumstances] and any accrued interest due on such amount and any related fees; provided, however, that the Commitment of such Bank shall be provided by one or more of the remaining Banks or a replacement bank acceptable to the Agent; provided, further, the remaining Banks shall have no obligation hereunder to increase their Commitments or (b) to replace such Bank with a lender of its choosing and reasonably acceptable to the Agent. Notwithstanding the foregoing, the Agent may only be replaced subject to the requirements of Section 9.14 [Successor Agent].

4.4.3   Change of Lending Office.

Each Bank agrees that upon the occurrence of any event giving rise to increased costs or other special payments under Section 3.4.2 [Illegality, Etc.] or 4.6.1 [Increased Costs, Etc.] with respect to such Bank, it will if requested by the Borrower, use reasonable efforts (subject to overall policy considerations of such Bank) to designate another lending office for any Loans affected by such event, provided that such designation is made on such terms that such Bank and its lending office suffer no economic, legal or regulatory disadvantage, with the object of avoiding the consequence of the event giving rise to the operation of such Section. Nothing in this Section 4.4.3 shall affect or postpone any of the Obligations of the Borrower or any other Loan Party or the rights of the Agent or any Bank provided in this Agreement.

4.5   Mandatory Prepayments.

4.5.1   Sale of Assets.

Within five (5) Business Days of any sale of assets authorized by Section 7.2.7(v) [Disposition of Assets or Subsidiaries], the Borrower shall make a mandatory prepayment of principal on the Loans together with accrued interest on such principal amount, and the Commitments shall, unless otherwise agreed by the Required Banks in their sole discretion, permanently and automatically reduce in an amount equal to the after-tax proceeds of such sale.

4.5.2   Application Among Interest Rate Options.

All prepayments required pursuant to this Section 4.5 shall first be applied among the Interest Rate Options to the principal amount of the Loans subject to the Base Rate Option, then to Loans subject to a LIBOR Rate Option. In accordance with Section 4.6.2 [Indemnity], the Borrower shall indemnify the Banks for any loss or expense, including loss of margin, incurred with respect to any such prepayments applied against Loans subject to a LIBOR Rate Option on any day other than the last day of the applicable Interest Period.

4.6 Additional Compensation in Certain Circumstances.

    4.6.1   Increased Costs or Reduced Return Resulting from Taxes, Reserves, Capital Adequacy Requirements, Expenses, Etc.

If any Law, guideline or interpretation or any change in any Law, guideline or interpretation or application thereof by any Official Body charged with the interpretation or administration thereof or compliance with any request or directive (whether or not having the force of Law) of any central bank or other Official Body:

    (i) subjects any Bank to any tax or changes the basis of taxation with respect to this Agreement, the Notes, the Loans or payments by the Borrower of principal, interest, Facility Fees, or other amounts due from the Borrower hereunder or under the Notes (except for taxes on the overall net income of such Bank),

    (ii) imposes, modifies or deems applicable any reserve, special deposit or similar requirement against credits or commitments to extend credit extended by, or assets (funded or contingent) of, deposits with or for the account of, or other acquisitions of funds by, any Bank, or

    (iii) imposes, modifies or deems applicable any capital adequacy or similar requirement (A) against assets (funded or contingent) of, or letters of credit, other credits or commitments to extend credit extended by, any Bank, or (B) otherwise applicable to the obligations of any Bank under this Agreement,

and the result of any of the foregoing is to increase the cost to, reduce the income receivable by, or impose any expense (including loss of margin) upon any Bank with respect to this Agreement, the Notes or the making, maintenance or funding of any part of the Loans (or, in the case of any capital adequacy or similar requirement, to have the effect of reducing the rate of return on any Bank's capital, taking into consideration such Bank's customary policies with respect to capital adequacy) by an amount which such Bank in its sole discretion deems to be material, such Bank shall from time to time notify the Borrower and the Agent of the amount determined in good faith (using any averaging and attribution methods employed in good faith) by such Bank to be necessary to compensate such Bank for such increase in cost, reduction of income, additional expense or reduced rate of return. Such notice shall set forth in reasonable detail the basis for such determination. Such amount shall be due and payable by the Borrower to such Bank ten (10) Business Days after such notice is given.

    4.6.2   Indemnity.

In addition to the compensation required by Section 4.6.1 [Increased Costs, Etc.], the Borrower shall indemnify each Bank against all liabilities, losses or expenses (including loss of margin, any loss or expense incurred in liquidating or employing deposits from third parties and any loss or expense incurred in connection with funds acquired by a Bank to fund or maintain Loans subject to a LIBOR Rate Option) which such Bank sustains or incurs as a consequence of any:

(i) payment, prepayment, conversion or renewal of any Loan to which a LIBOR Rate Option applies on a day other than the last day of the corresponding Interest Period (whether or not such payment or prepayment is mandatory, voluntary or automatic and whether or not such payment or prepayment is then due) other than a prepayment required by Section 3.4 [LIBOR Rate Unascertainable; Illegality, etc.],

(ii) attempt by the Borrower to revoke (expressly, by later inconsistent notices or otherwise) in whole or part any Loan Requests under Section 2.4 [Revolving Credit Loan Requests] or Section 3.2 [Interest Periods] or notice relating to prepayments under Section 4.4 [Voluntary Prepayments], or

(iii) default by the Borrower in the performance or observance of any covenant or condition contained in this Agreement or any other Loan Document, including any failure of the Borrower to pay when due (by acceleration or otherwise) any principal, interest, Facility Fee or any other amount due hereunder.

If any Bank sustains or incurs any such loss or expense, it shall from time to time notify the Borrower of the amount determined in good faith by such Bank (which determination may include such assumptions, allocations of costs and expenses and averaging or attribution methods as such Bank shall deem reasonable) to be necessary to indemnify such Bank for such loss or expense. Such notice shall set forth in reasonable detail the basis for such determination. Such amount shall be due and payable by the Borrower to such Bank ten (10) Business Days after such notice is given.

5. REPRESENTATIONS AND WARRANTIES

5.1 Representations and Warranties.

The Loan Parties, jointly and severally, represent and warrant to the Agent and each of the Banks as follows:

5.1.1   Organization and Qualification.

IASG is a corporation duly organized, validly existing and in good standing under the laws of Delaware. Each other Loan Party is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of its respective state of formation. Each Loan Party has the lawful power to own or lease its properties and to engage in the business it presently conducts or proposes to conduct. Each Loan Party is duly licensed or qualified and in good standing in each jurisdiction listed on Schedule 5.1.1 and in all other jurisdictions where the property owned or leased by it or the nature of the business transacted by it, or both, makes such licensing or qualification necessary.

5.1.2   Capitalization and Ownership.

The authorized, issued and outstanding shares of IASG and the Shares of each other Loan Party have been validly issued and sold in compliance with applicable Federal and state laws, rules and regulations and are owned as indicated on Schedule 5.1.2, except that in the case of IASG only those shareholders holding at least a five percent (5%) ownership interest in IASG shall be listed on Schedule 5.1.2. With respect to any Loan Party which is a corporation, all of the Shares of such Loan Party have been validly issued and are fully paid and nonassessable. There are no options, warrants or other rights outstanding to purchase any such Shares except as indicated on Schedule 5.1.2.

5.1.3   Subsidiaries.

Schedule 5.1.3 states the name of each Subsidiary, if any (including the names of the Guarantors and the Borrowers other than IASG), and its jurisdiction of organization, its authorized capital stock, the issued and outstanding Shares and the owners thereof if it is a corporation, its outstanding Partnership Interests if it is a partnership and its outstanding LLC Interests if it is a limited liability company (collectively, the "Subsidiary Shares"). IASG has good title to all of the Subsidiary Shares, free and clear in each case of any Lien other than Liens in favor of the Agent under the Pledge Agreement and Liens granted to the Second Lien Noteholders. All Subsidiary Shares have been validly issued, and, if corporate Shares, are fully paid and nonassessable. All Subsidiaries of IASG are and shall either be Borrowers or Guarantors. All capital contributions and other consideration required to be made or paid in connection with the issuance of all Subsidiary Shares have been made or paid, as the case may be. There are no options, warrants or other rights outstanding to purchase any such Subsidiary Shares except as indicated on Schedule 5.1.3.

5.1.4   Power and Authority.

Each Loan Party has full power to enter into, execute, deliver and carry out this Agreement and the other Loan Documents to which it is a party, to incur and to perform its Obligations under the Loan Documents to which it is a party, and all such actions have been duly authorized by all necessary proceedings on its part.

5.1.5   Validity, Delivery, and Binding Effect.

This Agreement has been duly and validly executed and delivered by each of the Loan Parties, and each other Loan Document which the Loan Parties are required to execute and deliver on or after the date hereof will have been duly executed and delivered by the Loan Parties that are parties to each such Loan Document on or before the required date of delivery of such Loan Document. This Agreement and each other Loan Document constitutes, or will constitute, legal, valid and binding obligations of the Loan Parties which are or will be a party thereto on and after its date of delivery thereof, enforceable against such Loan Party in accordance with its terms, except to the extent that enforceability of any such Loan Document may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforceability of creditors' rights generally or limiting the right of specific performance.

5.1.6   No Conflict.

Neither the execution and delivery of this Agreement or the other Loan Documents by any Loan Party nor the consummation of the transactions herein or therein contemplated nor compliance with the terms and provisions hereof or thereof by any of them will conflict with, constitute a default under or result in any breach of (i) the terms and conditions of the certificate of incorporation, the certificate of limited partnership, the certificate of formation or organization or other organizational documents of any Loan Party or (ii) any Law, order, writ, judgment, injunction or decree by which any Loan Party or any of its Subsidiaries is bound or to which it is subject, or result in the creation or enforcement of any

Lien, charge or encumbrance whatsoever upon any property (now or hereafter acquired) of any Loan Party or any of its Subsidiaries (other than Liens granted under the Loan Documents and Liens granted to the Second Lien Noteholders). In addition, neither the execution and delivery of this Agreement or the other Loan Documents by any Loan Party nor the consummation of the transactions herein or therein contemplated nor compliance with the terms and provisions hereof or thereof by any of them will conflict with, constitute a default under or result in any breach of (x) the terms and conditions of the bylaws, the partnership agreement or the limited liability company agreement of any Loan Party or (y) any agreement or instrument to which any Loan Party is a party; provided that with respect to (x) and (y) such breach is material to the business or financial condition of any Loan Party.

5.1.7 Litigation.

Except as set forth in Schedule 5.1.7 [Litigation], there are no actions, suits, proceedings or investigations pending or threatened against any Loan Party at law or equity before any Official Body which individually or in the aggregate would cause or constitute a Material Adverse Change. No Loan Party is in violation of any order, writ, injunction or any decree of any Official Body which would cause or constitute a Material Adverse Change.

5.1.8 Financial Statements.

(i) Historical Statements. Borrower has delivered to the Agent copies of the audited consolidated year-end financial statements of Borrower for and as of the end of the fiscal years ended December 31, 2002 and December 31, 2003 (the "Annual Statements"). In addition, Borrower has delivered to the Agent copies of unaudited monthly consolidated financial statements of the Borrower for the fiscal year ended December 31, 2002 and for the fiscal year ended December 31, 2003 (the "Interim Statements") (the Annual and Interim Statements being collectively referred to as the "Historical Statements"). The Historical Statements were compiled from the books and records maintained by Borrower, are correct and complete and fairly represent in all material respects the consolidated financial condition of Borrower and its Subsidiaries (subject to footnote disclosures and year-end audit adjustments for unaudited financial statements) as of their dates and the results of operations for the fiscal periods then ended and have been prepared in accordance with GAAP consistently applied.

(ii) Financial Projections. The consolidated financial projections of Borrower attached hereto as Schedule 5.1.8, include a pro forma consolidated financial statement of Borrower as of June 30, 2004 and such projections and pro forma financial statement have been derived from various assumptions of Borrower's management reasonably made in accordance with all applicable industry and accounting standards (the "Financial Projections"). The Financial Projections represent expected results in light of the history of the business, present and foreseeable conditions and the intentions of Borrowers' management and are based upon and give effect to the terms hereof and the other Loan Documents. The Financial Projections accurately and completely disclose all liabilities, contingent or otherwise, and forward and long-term commitments and there are no unrealized or anticipated losses from commitments of Borrower. Forward projections and forecasts provided to the Agent and Banks are based on good faith assumptions and estimates believed by Borrower to be reasonable as of the date of the applicable projections and assumptions and the Agent and the Banks acknowledge that such Financial Projections contain forward looking statements and actual results or performance may differ from such Financial Projections.

5.1.9   Use of Proceeds; Margin Stock; Section 20 Subsidiaries.

5.1.9.1   General.

The Loan Parties shall use the proceeds of the Loans in accordance with Section 7.1.10 [Use of Proceeds].

5.1.9.2   Margin Stock.

None of the Loan Parties engages or intends to engage in the business of extending credit for the purpose, immediately, incidentally or ultimately, of purchasing or carrying margin stock (within the meaning of Regulation U). No part of the proceeds of any Loan has been or will be used, immediately, incidentally or ultimately, to purchase or carry any margin stock or to extend credit to others for the purpose of purchasing or carrying any margin stock or to refund Indebtedness originally incurred for such purpose, or for any purpose which entails a violation of or which is inconsistent with the provisions of the regulations of the Board of Governors of the Federal Reserve System. None of the Loan Parties intends to hold margin stock in such amounts that more than 25% of the reasonable value of the assets of such Loan Party are or will be represented by margin stock.

5.1.9.3   Section 20 Subsidiaries.

The Loan Parties shall not use any portion of the proceeds of the Loans, directly or indirectly, to purchase during the underwriting period, or for thirty (30) days thereafter, Ineligible Securities being underwritten by a Section 20 Subsidiary.

5.1.10   Full Disclosure.

Neither this Agreement nor any other Loan Document, nor the American Express Tax and Business Services operational review dated September 24, 2004 concerning the Loan Parties, nor the Financial Projections regarding Borrower prepared by or on behalf of Borrower, nor any certificate, agreement or other documents executed and furnished to the Agent or any Bank in connection herewith or any other Loan Document, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein and therein, in light of the circumstances under which they were made, not misleading. There is no fact known to any Loan Party (other than general economic conditions or matters affecting the security alarm industry as a whole) which materially adversely affects the business, property, assets, financial condition, results of operations or prospects of any Loan Party which has not been set forth in this Agreement or in the certificates, statements, agreements or other documents furnished in writing to the Agent and the Banks prior to or at the date hereof in connection with the transactions contemplated hereby.

5.1.11   Taxes.

All federal, state, local and other tax returns required to have been filed with respect to the Loan Parties have been filed, and payment or adequate provision has been made for the payment of all taxes, fees, assessments and other governmental charges which have or may become due pursuant to said returns or to assessments received, except to the extent that such taxes, fees, assessments and other charges are being contested in good faith by appropriate proceedings diligently conducted and for which such reserves or other appropriate provisions as shall be required by GAAP shall have been made. As of the Closing Date, there are no agreements or waivers extending the statutory period of limitations applicable to any federal income tax return of any Loan Party for any period.

5.1.12   Consents and Approvals.

Except for the filing of financing statements in the state and, if required, county filing offices, and filings in the United States Patent and Trademark Office or the United States Copyright Office in respect of the Collateral consisting of certain intellectual property, no consent, approval, exemption, order or authorization of, or a registration or filing with, any Official Body or any other Person is required by any Law or any agreement in connection with the execution, delivery and carrying out of this Agreement and the other Loan Documents by any Loan Party, except as listed on Schedule 5.1.12, and except for any which shall have been obtained or made on or prior to the Closing Date.

5.1.13   No Event of Default; Compliance with Instruments.

No event has occurred and is continuing, and no condition exists or will exist after giving effect to the borrowings or other extensions of credit to be made on the Closing Date and to the borrowings on other extensions of credit to be made on the date of any additional Loans and to the borrowings or other extensions of credit under or pursuant to the Loan Documents, which constitutes an Event of Default or Potential Default. None of the Loan Parties is in violation of (i) any term of its certificate of incorporation, bylaws, certificate of limited partnership, partnership agreement, certificate of formation or organization, limited liability company agreement or other organizational documents or (ii) any agreement or instrument to which it is a party or by which it or any of its properties may be subject or bound which is material to the business or financial condition of the Loan Parties.

5.1.14   Patents, Trademarks, Copyrights, Licenses, Etc.

Each Loan Party owns or possesses all the patents, trademarks, service marks, trade names, copyrights, licenses, registrations, franchises, permits and rights necessary to own and operate their properties and to carry on their business as presently conducted and contemplated by the Loan Parties, without any possible, alleged or actual conflict with the rights of others except for such breaches which do not cause a Material Adverse Change. All such patents, trademarks, service marks, trade names, registered copyrights, licenses, registrations, franchises, and other types of items referenced in or required under this Section 5.1.14 are listed and described on Schedule 5.1.14.

5.1.15   Security Interests.

The Liens on and security interests in the Collateral granted to the Agent for the benefit of the Banks pursuant to the Collateral Assignment of Contracts, the Pledge Agreement, the Security Agreement, the Assignment of Lease, the Collateral Assignment of Telephone Numbers, the Patent, Trademark and Copyright Security Agreement and the other Loan Documents constitute and will continue to constitute Prior Security Interests under the Uniform Commercial Code as in effect from time to time in each applicable jurisdiction (the "Uniform Commercial Code") or other applicable Law, entitled to all the rights, benefits and priorities provided by the Uniform Commercial Code or such Law. Upon the filing of financing statements relating to said security interests in each office and in each jurisdiction where required in order to perfect the security interests described above, taking possession of any stock certificates or other certificates evidencing the Pledged Collateral and recordation in the United States Patent and Trademark Office and United States Copyright Office, as applicable, all such action as is necessary or advisable to establish such rights of the Agent will have been taken, and there will be upon execution and delivery of the Collateral Assignment, the Pledge Agreement and the Security Agreement, and upon such filings and such taking of possession, no necessity for any further action in order to preserve, protect and continue such rights, except the filing of continuation statements with respect to such financing statements within six months prior to each five-year anniversary of the filing of such financing statements and the continuation of possession of any such stock certificates or other certificates evidencing the Pledged Collateral. All filing fees and other expenses in connection with each such action have been or will be paid by the Borrower.

5.1.16   Real Property.

Monital is the record owner, free and clear of all Liens and encumbrances, except for Permitted Encumbrances (as defined in the Mortgage), of the real property listed on Schedule 5.1.16. The Loan Parties occupy the locations described on Schedule 5.1.16 (which sets forth the street address, state, owner, lessor and lessee). All central station or other monitoring locations are also separately described on Schedule 5.1.16. The Loan Parties have valid leasehold interest in all properties, assets and other rights which it purports to lease or which are reflected as leased on its books and records, free and clear of all Liens and encumbrances except Permitted Liens, and subject to the terms and conditions of the applicable leases. All leases of property are in full force and effect without the necessity for any consent which has not previously been obtained upon consummation of the transactions contemplated hereby.

5.1.17   Status of the Pledged Collateral.

All the shares of capital stock, Partnership Interests or LLC Interests included in the Pledged Collateral to be pledged pursuant to the Pledge Agreement or the Collateral Assignment are or will be upon issuance validly issued and nonassessable and owned beneficially and of record by the pledgor free and clear of any Lien or restriction on transfer, except as otherwise provided by the Pledge Agreement or the Collateral Assignment and except as the right of the Banks to dispose of the Shares, Partnership Interests or LLC Interests may be limited by the Securities Act of 1933, as amended, and the regulations promulgated by the Securities and Exchange Commission thereunder and by applicable

34

state securities laws, except for the Lien of the Second Lien Noteholders. There are no shareholder, partnership, limited liability company or other agreements or understandings with respect to the shares of capital stock, Partnership Interests or LLC Interests included in the Pledged Collateral except for certificates of incorporation or organization and bylaws and except for the partnership agreements, security agreements, pledge agreements and limited liability company agreements described on Schedule 5.1.17. The Loan Parties have delivered true and correct copies of such certificates and agreements to the Agent.

5.1.18   Insurance.

Schedule 5.1.18 lists as of the Closing Date all insurance policies and other bonds to which any Loan Party is a party, all of which are as of the Closing Date valid and in full force and effect. No notice has been given or claim made and no grounds exist to cancel or avoid any of such policies or bonds or to reduce the coverage provided thereby except to the extent replaced by coverage under other policies. Such policies and bonds provide adequate coverage from reputable and financially sound insurers in amounts sufficient to insure the assets and risks of each Loan Party in accordance with prudent business practice in the industry of the Loan Parties. Without limiting the foregoing, Schedule 5.1.18 describes the errors and omissions insurance coverage as of the Closing Date, each Loan Party's existing insurance policies and the key man life insurance policies covered by the Collateral Assignment of Life Insurance.

5.1.19   Compliance with Laws.

The Loan Parties are, and after giving effect to the terms hereof and the other Loan Documents will be, in compliance in all respects with all applicable Laws in all jurisdictions in which the Loan Parties are presently or will be doing business except where the failure to do so does not constitute a Material Adverse Change. Without limiting the foregoing, the Loan Parties have provided, and after the Closing Date will provide and will require all dealers under any dealer program to provide, each residential customer with the 3-day right of rescission in strict compliance with the provisions of 16 CFR Part 429 (Cooling-Off Period for Door-to-Door Sales) and any applicable state laws. Each Loan Party acknowledges that any failure on its behalf to strictly comply with such regulation and laws in connection with any transaction involving a residential customer may result in such customer having the right to rescind or cancel such transaction.

5.1.20   Material Contracts; Burdensome Restrictions.

Schedule 5.1.20 lists, as of the Closing Date, all material contracts relating to the business operations of the Loan Parties, including all employee benefit plans and Labor Contracts. All such material contracts are valid, binding and enforceable upon the Loan Parties and each of the other parties thereto in accordance with their respective terms subject to bankruptcy laws and other laws affecting creditors' rights generally and except as enforcement thereof is subject to the general principals of equity and there is no default thereunder. No Loan Party is nor is any Subsidiary bound by any contractual obligation, or subject to any restriction in any organization document, or any requirement of Law which could result in a Material Adverse Change.

5.1.21   Investment Companies; Regulated Entities.

None of the Loan Parties is an "investment company" registered or required to be registered under the Investment Company Act of 1940 or under the "control" of an "investment company" as such terms are defined in the Investment Company Act of 1940 and shall not become such an "investment company" or under such "control." No Loan Party is subject to any other Federal or state statute or regulation limiting its ability to incur Indebtedness for borrowed money.

5.1.22   Plans and Benefit Arrangements.

Except as set forth on Schedule 5.1.22:

(i) The Borrower and each other member of the ERISA Group is in compliance in all material respects with any applicable provisions of ERISA with respect to all Benefit Arrangements, Plans and Multiemployer Plans. There has been no Prohibited Transaction with respect to any Benefit Arrangement or any Plan or with respect to any Multiemployer Plan or Multiple Employer Plan. The Borrower and all other members of the ERISA Group has made when due any and all payments required to be made under any agreement relating to a Multiemployer Plan or a Multiple Employer Plan or any Law pertaining thereto. With respect to each Plan and Multiemployer Plan, the Borrower and each other member of the ERISA Group (i) has fulfilled its obligations under the minimum funding standards of ERISA, (ii) has not incurred any liability to the PBGC, and (iii) has not had asserted against them any penalty for failure to fulfill the minimum funding requirements of ERISA.

(ii) Each Multiemployer Plan and Multiple Employer Plan is able to pay benefits thereunder when due.

(iii) No Borrower or any other member of the ERISA Group has instituted or intends to institute proceedings to terminate any Plan.

(iv) No event requiring notice to the PBGC under Section 302(f)(4)(A) of ERISA has occurred or is reasonably expected to occur with respect to any Plan, and no amendment with respect to which security is required under Section 307 of ERISA has been made or is reasonably expected to be made to any Plan.

(v) The aggregate actuarial present value of all benefit liabilities (whether or not vested) under each Plan, determined on a plan termination basis, as disclosed in, and as of the date of, the most recent actuarial report for such Plan, does not exceed the aggregate fair market value of the assets of such Plan.

(vi) Neither the Borrower nor any other member of the ERISA Group has incurred or reasonably expects to incur any withdrawal liability under ERISA to any Multiemployer Plan or Multiple Employer Plan. The Borrower has not nor has any other member of the ERISA Group been notified by any Multiemployer Plan or Multiple Employer Plan that such Multiemployer Plan or Multiple Employer Plan has been terminated within the meaning of Title IV of ERISA and no Multiemployer Plan or Multiple Employer Plan is reasonably expected to be reorganized or terminated, within the meaning of Title IV of ERISA.

(vii) To the extent that any Benefit Arrangement is insured, the Borrower and all other members of the ERISA Group have paid when due all premiums required to be paid for all periods through the Closing Date. To the extent that any Benefit Arrangement is funded other than with insurance, the Borrower and all other members of the ERISA Group have made when due all contributions required to be paid for all periods through the Closing Date.

(viii) All Plans, Benefit Arrangements and Multiemployer Plans have been administered in accordance with their terms and applicable Law.

5.1.23   Employment Matters.

Each Loan Party is in compliance with the Labor Contracts and all applicable federal, state and local labor and employment Laws including those related to equal employment opportunity and affirmative action, labor relations, minimum wage, overtime, child labor, medical insurance continuation, worker adjustment and relocation notices, immigration controls and worker and unemployment compensation. There are no outstanding grievances, arbitration awards or appeals therefrom arising out of the Labor Contracts or current or threatened strikes, picketing, handbilling or other work stoppages or slowdowns at facilities of the Loan Parties. Borrower has delivered to the Agent true and correct copies of each of the Labor Contracts.

5.1.24   Environmental Matters.

Except as set forth on Schedule 5.1.24, as of the Closing Date, there are no violations, or allegations thereof, of any Environmental Law applicable to any Property or to any real estate owned by any Loan Party and, to the best knowledge of the Loan Parties, to any property of any predecessor of the Loan Parties.

5.1.25   Alarm Contracts.

All of the Alarm Contracts are valid, enforceable and in full force and effect in accordance with their terms subject to bankruptcy laws and other laws affecting creditors' rights generally and except as enforcement thereof is subject to the general principals of equity, are assignable to Agent without obtaining the consent of or providing notice to any customer or other Person, and contain terms and conditions which are standard within the electronic security industry, including those involving limitation of liability/liquidated damages, third-party indemnification, automatic renewals and specifications regarding the right to increases in customer rates. Upon demand of the Agent after the occurrence of an Event of Default, the Loan Parties shall deliver the originals of all of the Alarm Contracts. Without limiting the foregoing, the Borrower's business and all equipment used in connection with it, are now being utilized, operated and maintained in substantial conformity with the Alarm Contracts. The Loan Parties have not in any manner at any time failed to so utilize, operate and maintain its business in a manner that could now or hereafter result in cancellation or termination of any number of the Alarm Contracts, or in liability for damages under any of the Alarm Contracts nor has any Loan Party defaulted in its obligations pursuant to any of the Alarm Contracts. The Loan Parties' predecessors under Alarm Contracts acquired by a Loan Party were, on and after the date of acquisition, governed by noncompetition or nonsolicitation agreements with at least 5 years remaining on them and which are assignable to Agent. No person has any right to acquire any of the Borrower's accounts. None of the Loan Parties have sold or otherwise made its customer lists available to any third party.

5.1.26   Alarm Systems.

All of the alarm systems installed by the Loan Parties, or by sellers or their predecessors under contracts acquired by the Loan Parties, are in good working order and condition (subject to ordinary wear and tear, routine service needs and customer misuse), and have been installed and maintained in accordance with good and workmanlike practices prevailing in the security alarm industry at the time of installation in accordance with the specifications or standards appropriate for its business and all governmental authorities. All such alarm systems conform in all material respects to the contracts pursuant to which they were installed and in no case has an installation been made by a Loan Party or any predecessor of a Loan Party which at the time of installation was in violation of any applicable law, code or regulation. To the extent freely assignable, all manufacturer's warranties applicable to any such alarm systems are hereby assigned to Agent to secure the Obligations. No Loan Party is aware of any difficulty in obtaining replacement parts for its product lines or installed panels and equipment.

5.1.27   Telephone Numbers.

The Loan Parties have the exclusive contractual right to use all of the telephone lines and numbers applicable to the Loan Parties' accounts and can convert all such lines and numbers to communicate with another central station by means of a line switch. Schedule A to the Collateral Assignment of Telephone Numbers sets forth a list of all of the telephone numbers used in connection with the operation of the Loan Parties' business, which the Loan Parties shall assign to Agent pursuant to such Collateral Assignment of Telephone Numbers. To the Loan Parties' knowledge, as of the Closing Date, there are no announced pending plans by any telephone company to change the dialing procedures or exchange numbers within the areas servicing the Loan Parties' customers such that each Loan Party would need to reprogram their

customer's digital dialers except to the extent specific plans so to reprogram in a timely fashion have been made.

5.1.28   Regarding Borrowers.

The business conducted by the Borrowers is (i) providing financing to dealers, secured by subscriber alarm contracts, (ii) installing alarm and alarm-monitoring equipment (iii) providing services under Monitoring Contracts, and (iv) otherwise generating RMR, including Eligible RMR through the acquisition and monitoring of Alarm Contracts. The nature of the RMR generated by or owing to the Borrowers has been fully described to the Agent.

5.1.29   Convertible Debt

The Convertible Debt is secured only by wholesale Alarm Contracts.

5.2 Updates to Schedules.

Should any of the information or disclosures provided on any of the Schedules attached hereto become outdated or incorrect, the Borrower shall promptly provide the Agent in writing with such revisions or updates to such Schedule as may be necessary or appropriate to update or correct same. Such revisions shall become effective upon the Borrower's delivery of the same to the Agent together with a certificate of an Authorized Officer, that such revision and restatement reflects changes that are permitted by this Agreement and the other Loan Documents but no such update or revision shall constitute a waiver of any breach under any Loan Document.

6. CONDITIONS OF LENDING.

The obligation of each Bank to make Loans hereunder is subject to the performance by each of the Loan Parties of its Obligations to be performed hereunder at or prior to the making of any such Loans or issuance of such Loans and to the satisfaction of the following further conditions:

6.1 On the Closing Date:

6.1.1   Officer's Certificate.

The representations and warranties of each of the Loan Parties contained in Section 5 and in each of the other Loan Documents executed on the Closing Date shall be true and accurate on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date (except representations and warranties which relate solely to an earlier date or time, which representations and warranties shall be true and correct on and as of the specific dates or times referred to therein), and each of the Loan Parties shall have performed and complied with all covenants and conditions hereof and thereof, and no Event of Default or Potential Default shall have occurred and be continuing or shall exist.

6.1.2   Secretary's Certificate.

There shall be delivered to the Agent for the benefit of each Bank a certificate dated the Closing Date and signed by the Secretary, an Assistant Secretary, Manager or Managing Member of each of the Loan Parties, certifying as appropriate as to:

(i) all organizational or corporate actions taken by such Loan Party as are necessary or appropriate in connection with authorizing, entering into and performance of this Agreement and the other Loan Documents;

(ii) the names of the officer or officers authorized to sign this Agreement and the other Loan Documents and the true signatures of such officer or officers and specifying the Authorized Officers permitted to act on behalf of such Loan Party for purposes of this Agreement and the true signatures of such officers, on which the Agent and each Bank may conclusively rely; and

(iii) copies of its organizational documents, including its certificate of incorporation, bylaws, certificate of limited partnership, partnership agreement, certificate of formation, and limited liability company agreement as in effect on the Closing Date certified by the appropriate state official where such documents are filed in a state office together with certificates from the appropriate state officials as to the continued existence and good standing of each Loan Party in each state where organized or qualified to do business.

6.1.3   Delivery of Loan Documents.

The Loan Documents shall have been duly executed and delivered to the Agent for the benefit of the Banks, together with all appropriate stock powers and certificates evidencing the Subsidiary Shares, the Partnership Interests and the LLC Interests and all financing statements in respect of the Loan Documents shall have been delivered to the Agent for the benefit of the Banks.

6.1.4   Opinion of Counsel.

There shall be delivered to the Agent for the benefit of each Bank a written opinion of Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP, counsel for the Loan Parties relating to the Loan Documents dated the Closing Date, and in form and substance satisfactory to the Agent and its counsel.

6.1.5   Legal Details.

All legal details and proceedings in connection with the transactions contemplated by this Agreement and the other Loan Documents shall be in form and substance satisfactory to the Agent and counsel for the Agent, and the Agent shall have received all such other counterpart originals or certified or other copies of such documents and proceedings in connection with such transactions, in form and substance satisfactory to the Agent and said counsel, as the Agent or said counsel may reasonably request. Without limiting the foregoing, the Acquisition shall have been completed on the Closing Date in accordance with the terms of the Acquisition Purchase Agreement.

6.1.6   Payment of Fees.

The Borrower shall have paid or caused to be paid to the Agent for itself and for the account of the Banks, to the extent not previously paid, any fees due under Section 9.15 [Agent's Fees], the Bank's commitment fee and all other fees accrued through the Closing Date and the costs and expenses for which the Agent and the Banks are entitled to be reimbursed.

6.1.7   Officer's Certificate Regarding MACs.

Since December 31, 2003, no Material Adverse Change shall have occurred and, prior to the Closing Date, there shall have been no change in the senior management of the Loan Parties and there shall have been delivered to the Agent for the benefit of each Bank a certificate to such effect dated the Closing Date and signed by the Chief Executive Officer, President or Chief Financial Officer of each Loan Party to such effect.

6.1.8   Due Diligence.

The Agent shall have received the due diligence report prepared by American Express and an analysis of each Loan Parties' business matters as the Agent may require in form and substance satisfactory to the Agent in all respects. Without limiting the foregoing, the Loan Parties shall deliver to the Agent on or before the Closing Date lien searches in respect of the Loan Parties demonstrating the absence of Liens on any of such Loan Parties' properties and assets other than Permitted Liens.

6.1.9   Consents.

All consents and approvals required to effectuate the transactions contemplated hereby shall have been obtained.

6.1.10   No Violation of Laws.

The making of the Loans shall not contravene any Law applicable to the Loan Parties or any of the Banks.

6.1.11   No Actions or Proceedings.

No action, proceeding, investigation, regulation or legislation shall have been instituted, threatened or proposed in writing before any court, governmental agency or legislative body to enjoin, restrain or prohibit, or to obtain damages in respect of, this Agreement, the other Loan Documents or the consummation of the transactions contemplated hereby or thereby or which, in the Agent's sole discretion, would make it inadvisable to consummate the transactions contemplated by this Agreement or any of the other Loan Documents.

6.1.12   Insurance Policies; Certificates of Insurance; Endorsements.

The Loan Parties shall have delivered evidence acceptable to the Agent that adequate insurance in compliance with Section 7.1.3 [Maintenance of Insurance], together with a certified copy of the Loan Parties' casualty insurance policy or policies evidencing coverage satisfactory to the Agent, with additional insured, mortgagee and lender loss payable special endorsements attached thereto in form and substance satisfactory to the Agent and its counsel naming the Agent as additional insured, mortgagee and lender loss payee.

6.1.13   Intentionally omitted.

6.1.14   Repayment of Debt.

All debt listed on Borrower's balance sheet dated September 30, 2004 shall have been repaid with the proceeds received by IASG in connection with the Second Lien Notes, other than the Convertible Debt and other amounts owed to the Bank.

6.1.15 Second Lien Note Offering.

IASG shall successfully complete an offering of the Second Lien Notes and receive all net cash proceeds in connection therewith.

6.2 On the Funding Date.

On or prior to the Funding Date, Borrower shall have delivered to Agent (i) updated Financial Projections dated as of the most recent fiscal quarter end in form and substance as set forth in Section 5.1.8(ii), (ii) an executed Landlord's Waiver from the lessor for each leased Collateral location, as listed on Schedule A to the Security Agreement and (iii) copies of policies of key man life insurance along with the Collateral Assignment of Life Insurance in respect of $2,000,000 of such coverage for each of McGinn and Few, along with evidence satisfactory to the Agent that such policies are in full force and effect and that all premiums then due thereon have been paid.

6.3 Each Additional Loan.

At the time of making any Loans and after giving effect to the proposed extensions of credit: the representations and warranties of the Loan Parties contained in Section 5 and in the other Loan Documents shall be true and correct on and as of the date of such additional Loan with the same effect as though such representations and warranties had been made on and as of such date (except representations and warranties which expressly relate solely to an earlier date or time, which representations and warranties shall be true and correct on and as of the specific dates or times referred to therein) and the Loan Parties shall have performed and complied with all covenants and conditions hereof; no Event of Default or Potential Default shall have occurred and be continuing or shall exist; the making of the Loans shall not contravene any Law applicable to the Loan Parties or any of the Banks; and the Borrower shall have delivered to the Agent a duly executed and completed Loan Request.

7. COVENANTS

7.1 Affirmative Covenants.

Each Loan Party, jointly and severally, covenants and agrees that until payment in full of the Loans and interest thereon, satisfaction of all of the Loan Parties' other Obligations under the Loan Documents (other than contingent and indemnification obligations, which shall survive termination of this Agreement) and termination of the Commitments, the Loan Parties shall comply at all times with the following affirmative covenants:

7.1.1   Preservation of Existence, Etc.

Each Loan Party shall maintain its current legal existence as a corporation, limited partnership or limited liability company and its license or qualification and good standing in each jurisdiction in which its ownership or lease of property or the nature of its business makes such license or qualification necessary, except as otherwise expressly permitted in Section 7.2.6 [Liquidations, Mergers, Etc.] and except where failure to do so would not violate any other provision of this Agreement and cause or constitute a Material Adverse Change.

7.1.2   Payment of Liabilities, Including Taxes, Etc.

Each Loan Party shall duly pay and discharge all liabilities to which it is subject or which are asserted against it, promptly as and when the same shall become due and payable, including all taxes, assessments and governmental charges upon it or any of its properties, assets, income or profits, prior to the date on which penalties attach thereto, except to the extent that such liabilities, including taxes, assessments or charges, are being contested in good faith and by appropriate and lawful proceedings diligently conducted and for which such reserve or other appropriate provisions, if any, as shall be required by GAAP shall have been made, but only to the extent that failure to discharge any such liabilities would not in the reasonable judgment of Agent constitute a Material Adverse Change; provided that the Loan Parties will pay all such liabilities forthwith upon the commencement of proceedings to foreclose any Lien which may have attached as security therefor.

7.1.3   Maintenance of Insurance.

7.1.3.1   Each Loan Party shall maintain, and cause each of its Subsidiaries to maintain, insurance covering its properties and assets against loss or damage by fire and against such other insurable hazards as such assets are commonly insured (including fire, extended coverage, property damage, workers' compensation, public liability and business interruption insurance) and against other risks (including errors and omissions) in such amounts as similar properties and assets are insured by prudent companies in similar circumstances carrying on similar businesses, and with reputable and financially sound insurers, including self-insurance to the extent customary. At the request of the Agent, the Loan Parties shall deliver to the Agent and each of the Banks (x) on the Closing Date and annually thereafter an original certificate of insurance signed by the Loan Parties' independent insurance broker describing and certifying as to the existence of the insurance on the Collateral required to be maintained by this Agreement and the other Loan Documents, together with a copy of the endorsement described in the next sentence attached to such certificate and (y) from time to time a summary schedule indicating all insurance then in force with respect to the Loan Parties. Such policies of insurance shall contain special endorsements, in form and substance acceptable to the Agent, which shall (i) specify the Agent as an additional insured, mortgagee and lender loss payee as its interests may appear, with the understanding that any obligation imposed upon the insured (including the liability to pay premiums) shall be the sole obligation of the Loan Parties and not that of the insured, (ii) provide that the interest of the Banks shall be insured regardless of any breach or violation by the Loan Parties of any warranties, declarations or conditions contained in such policies or any action or inaction of the Loan Parties or others insured under such policies, (iii) provide a waiver of any right of the insurers to set off or counterclaim or any other deduction, whether by attachment or otherwise, (iv) provide that any and all rights of subrogation which the insurers may have or acquire shall be, at all times and in all respects, junior and subordinate to the prior payment in full of the Indebtedness hereunder and that no insurer shall exercise or assert any right of subrogation until such time as the Indebtedness hereunder has been paid in full and the Commitments have terminated, (v) provide, except in the case of public liability insurance and worker's compensation insurance, that all insurance proceeds for losses of less than $500,000 shall be adjusted with and payable to the Loan Parties and that all insurance proceeds for losses of $500,000 or more shall be adjusted with and payable to the Agent, (vi) include effective waivers by the insurer of all claims for insurance premiums against the Agent, (vii) provide that no cancellation of such policies for any reason (including non-payment of premium) nor any change therein shall be effective until at least thirty (30) days after receipt by the Agent of written notice of such cancellation or change, (viii) be primary without right of contribution of any other insurance carried by or on behalf of any additional insureds with respect to their respective interests in the Collateral, and (ix) provide that inasmuch as the policy covers more than one insured, all terms, conditions, insuring agreements and endorsements (except limits of liability) shall operate as if there were a separate policy covering each insured. The Loan Parties shall notify the Agent promptly of any occurrence causing a material loss or decline in value of the Collateral and the estimated (or actual, if available) amount of such loss or decline. Without limiting the foregoing, the Borrower shall have on the Funding Date, $2,000,000 key-man insurance policies on each of the lives of McGinn and Few, which have been collaterally assigned to the Agent pursuant to the Collateral Assignment of Life Insurance.

7.1.3.2   UNLESS THE BORROWER PROVIDES THE AGENT WITH EVIDENCE OF THE INSURANCE COVERAGE REQUIRED BY THIS AGREEMENT, THE AGENT MAY PURCHASE INSURANCE AT THE BORROWER'S EXPENSE TO PROTECT THE AGENT'S AND THE BANKS' INTERESTS IN THE COLLATERAL. THIS INSURANCE MAY, BUT NEED NOT, PROTECT THE BORROWERS' INTERESTS. THE COVERAGE THAT THE AGENT PURCHASES MAY NOT PAY ANY CLAIM THAT IS MADE AGAINST THE BORROWER IN CONNECTION WITH THE COLLATERAL. THE BORROWER MAY LATER CANCEL ANY INSURANCE PURCHASED BY THE AGENT, BUT ONLY AFTER PROVIDING THE AGENT WITH EVIDENCE THAT THE BORROWER HAS OBTAINED INSURANCE AS REQUIRED BY THIS AGREEMENT. IF THE AGENT PURCHASES INSURANCE FOR THE COLLATERAL, THE BORROWER WILL BE RESPONSIBLE FOR THE COSTS OF THAT INSURANCE, INCLUDING INTEREST AND ANY OTHER CHARGES THAT MAY BE IMPOSED WITH THE PLACEMENT OF THE INSURANCE, UNTIL THE EFFECTIVE DATE OF THE CANCELLATION OR EXPIRATION OF THE INSURANCE. THE COSTS OF THE INSURANCE MAY BE ADDED TO THE PRINCIPAL AMOUNT OF THE LOANS OWING HEREUNDER. THE COSTS OF THE INSURANCE MAY BE MORE THAN THE COST OF THE INSURANCE THE BORROWER MAY BE ABLE TO OBTAIN ON ITS OWN.

7.1.4   Maintenance of Properties and Leases.

The Loan Parties shall maintain in good repair, working order and condition (ordinary wear and tear excepted) in accordance with the general practice of other businesses of similar character and size, all of those properties useful or necessary to its business, and from time to time, the Loan Parties will make or cause to be made all appropriate repairs, renewals or replacements thereof. The Loan Parties shall have and maintain certification by Underwriters Laboratories, Inc. of their central stations as such and shall, upon request, provide the Banks with evidence of such certification on the Closing Date.

7.1.5 Maintenance of Patents, Trademarks, Etc.

The Loan Parties shall maintain in full force and effect all patents, trademarks, service marks, trade names, copyrights, licenses, franchises, permits and other authorizations necessary for the ownership and operation of its properties and business if the failure so to maintain the same would constitute a Material Adverse Change.

7.1.6 Visitation Rights.

Each Loan Party shall permit any of the officers or authorized employees or representatives of the Agent or any of the Banks to visit and inspect, during regular business hours, any of its properties and to examine and make excerpts from its books and records and discuss its business affairs, finances and accounts with its officers, all in such detail and at such times and as often, during regular business hours, as the Agent or any of the Banks may reasonably request, provided that upon and during the continuance of an Event of Default, such inspections and visits shall not be confined to regular business hours.

7.1.7 Keeping of Records and Books of Account.

The Borrower shall maintain and keep its books and records in accordance with sound business practices sufficient to enable the Borrower and its Subsidiaries to issue financial statements in accordance with GAAP and as otherwise required by applicable Laws of any Official Body having jurisdiction over the Borrower and in which full, true and correct entries shall be made in all material respects of all their dealings and business and financial affairs.

7.1.8 Plans and Benefit Arrangements.

Each Borrower shall, and shall cause each other member of the ERISA Group to, comply with ERISA, the Internal Revenue Code and other applicable Laws applicable to Plans and Benefit Arrangements except where such failure, alone or in conjunction with any other failure, would not result in a Material Adverse Change. The Borrower shall cause all of their Plans and all Plans maintained by any member of the ERISA Group to be funded in accordance with the minimum funding requirements of ERISA and shall make, and cause each member of the ERISA Group to make, in a timely manner, all contributions due to Plans, Benefit Arrangements and Multiemployer Plans.

7.1.9 Compliance with Laws.

Each Loan Party shall comply with all applicable Laws, provided that it shall not be deemed to be a violation of this Section 7.1.9 if any failure to comply with any Law would not result in fines, penalties, remediation costs, other similar liabilities or injunctive relief which in the aggregate would constitute a Material Adverse Change. Without limiting the foregoing, each Loan Party shall comply with all laws described in Section 5.1.19 [Compliance With Laws.]

7.1.10   Use of Proceeds.

The Loan Parties will use the proceeds of the Loans only (i) for general corporate purposes, (ii) to finance the purchase price of the acquisitions of security alarm companies and the fees and expenses incurred in connection therewith, (iii) to finance acquisitions of wholesale security alarm companies and related subscriber accounts or (iv) to finance the acquisition of bulk RMR contracts pursuant to the terms and conditions hereof. The Loan Parties shall not use the proceeds of the Loans for any purpose which contravenes any applicable Law or any provision hereof.

7.1.11   Further Assurances.

Each Loan Party shall, from time to time, at its expense, faithfully preserve and protect the Agent's Lien on and Prior Security Interest in the Collateral as a continuing first priority perfected Lien, subject only to Permitted Liens, and shall do such other acts and things as the Agent may deem necessary or advisable from time to time in order to preserve, perfect and protect the Liens granted under the Loan Documents.

7.1.12   Intentionally Omitted.

7.1.13   Interest Rate Hedging.

The Loan Parties shall enter into on or before sixty (60) days after the date that any amount of the Revolving Credit Facility Usage first becomes outstanding, Interest Rate Agreements or similar arrangements, in form and substance reasonably satisfactory to the Agent, with a term at least equal to the lesser of three years or the period remaining (from time to time) until the Expiration Date, on an ISDA standard form with one or more Banks or Affiliates thereof or with counterparties reasonably acceptable to the Agent, to hedge the interest rate with respect to not less than fifty percent (50%) of the Revolving Facility Usage; the Loan Parties shall continuously maintain such Interest Rate Agreements or similar arrangements with respect to met less than fifty percent (50%) of the Revolving Facility Usage until the Expiration Date, and any extension or renewal thereof.

7.1.14   Operating and Lockbox Accounts.

Within one hundred and twenty (120) days after the Closing Date, the Loan Parties shall maintain their principal operating and cash management accounts (including without limitations, lockbox accounts and blocked accounts) at Agent and shall grant to the Agent a security interest in such accounts and set off rights with respect to such accounts.

7.1.15   Field Audits.

The Loan Parties shall allow the Agent, at the Loan Parties' sole expense, to conduct a field examination of the accounts, inventory, books and records of the Loan Parties after the date hereof and prior to the Funding Date and, in addition, two (2) such field examinations per year thereafter so long as no Event of Default exists or is continuing. Upon the occurrence and during the continuance of an Event of Default, the Bank may conduct such field audits at Bank's sole discretion.

7.1.16   Compliance with Federal Law - Patriot Act. Borrower shall (a) ensure, and cause each subsidiary to ensure, that no person who owns a controlling interest in or otherwise controls Borrower or any subsidiary is or shall be listed on the Specifically Designated Nationals and Blocked Person List or other similar lists maintained by the Office of Foreign Assets Control ("OFAC"), the Department of the Treasury or included in any Executive Orders, (b) not use or permit the use of the proceeds of the Loans to violate any of the foreign asset control regulations of OFAC or any enabling statute or Executive Order relating thereto, and (c) comply, and cause each subsidiary to comply, with all applicable Bank Secrecy Act ('BSA") laws and regulations, as amended. As required by federal law and Lender's policies and practices, Lender may need to obtain, verify and record certain customer identification information and documentation in connection with opening or maintaining accounts, or establishing or continuing to provide services.

7.2 Negative Covenants.

Each Loan Party, jointly and severally, covenants and agrees, that until payment in full of the Loans, and interest thereon, satisfaction of all of the Loan Parties' other Obligations under the Loan Documents (other than contingent and indemnification obligations, which shall survive termination of this Agreement, and termination of the Commitments), the Loan Parties shall comply with the following negative covenants:

7.2.1   Indebtedness.

The Loan Parties shall not at any time create, incur, assume or suffer to exist any Indebtedness, except:

(i) Indebtedness under the Loan Documents;

(ii) Indebtedness related to Permitted Liens;

(iii) Trade payables and accrued expenses incurred in the ordinary course of business which are not represented by a promissory note or other evidence of indebtedness and which are not the subject of a genuine dispute or are not more than ninety (90) days past due or, if more than ninety (90) days past due, for which adequate reserves in conformity with GAAP have been established on the books of the Loan Parties.

(iv) Indebtedness in respect of any Interest Rate Agreement entered into pursuant to Section 7.1.13 [Interest Rate Hedging] or in the ordinary course of business and not for speculative purposes;

(v) Indebtedness resulting from a Loan Party's Guaranty of Indebtedness to the extent such Indebtedness is otherwise permitted by this Section 7.2.1;

(vi) Capitalized leases;

(vii) Indebtedness existing on the date hereof extended by the Agent to any Loan Party;

(viii) the Subordinated Debt; and

(ix) the Convertible Debt.

7.2.2 Liens.

The Loan Parties shall not at any time create, incur, assume or suffer to exist any Lien on any of its respective property or assets, tangible or intangible, now owned or hereafter acquired, or agree or become liable to do so, except Permitted Liens.

7.2.3 Guaranties.

The Loan Parties shall not at any time, directly or indirectly, become or be liable in respect of any Guaranty, or assume, guarantee, become surety for, endorse or otherwise agree, become or remain directly or contingently liable upon or with respect to any obligation or liability of any other Person, except for Guaranties of Indebtedness of the Loan Parties to (i) the Banks and (ii) the Second Lien Noteholders.

7.2.4 Loans and Investments.

The Loan Parties shall not at any time make or suffer to remain outstanding any loan or advance to, or purchase, acquire or own any stock, bonds, notes or securities of, or any partnership interest (whether general or limited) or limited liability company interest in, or any other investment or interest in, or make any capital contribution to, any other Person, or agree, become or remain liable to do any of the foregoing, except:

(i) trade credit extended on usual and customary terms in the ordinary course of business;

(ii) advances to employees to meet routine expenses incurred by such employees in the ordinary course of business;

(iii) the existing Indebtedness of Loan Parties to Protect America, Inc. which is guaranteed by Tyco International, Ltd.;

(iv) the existing fifty percent (50%) ownership interest in Everest Video, LLC, a Delaware limited liability company; and

(v) Permitted Investments.

7.2.5 Dividends and Related Distributions.

The Loan Parties shall not make or pay, or agree to become or remain liable to make or pay, any dividend or other distribution of any nature (whether in cash, property, securities or otherwise) on account of or in respect of its shares of capital stock, partnership interests or limited liability company interests, including without limitation, distributions on account of the purchase, redemption, retirement or acquisition of its shares of capital stock (or warrants, options or rights therefor), partnership interests or limited liability company interests, except distributions by any Subsidiary of a Borrower to a Borrower.

7.2.6   Liquidations, Mergers, Consolidations, Acquisitions.

Each of the Loan Parties shall not dissolve, liquidate or wind-up its affairs, or become a party to any merger or consolidation, or acquire by purchase, lease or otherwise all or substantially all of the assets or capital stock of any other Person, provided that

(1) any Loan Party other than IASG may consolidate, liquidate or merge into another Loan Party,

(2) a Loan Party may acquire, whether by purchase or by merger, (A) all of the ownership interests of another Person if such Loan Party obtains the prior written consent of the Agent with respect to transactions where the total Consideration paid for such Person to be acquired is $5,000,000.00 or less and the prior written consent of the Required Banks for all other transactions, which consent shall not be unreasonably withheld, (B) all of the assets of another Person or of a business or division of another Person or (C) a bulk purchase of Alarm Accounts, provided that each of the following requirements is met (a "Permitted Acquisition"):

(i) if such Loan Party is acquiring the ownership interests in such Person, such Person shall execute a joinder to this Agreement as a Loan Party pursuant to Section 10.18 [Joinder of Guarantors and Borrowers] on or before the date of such Permitted Acquisition;

(ii) such Loan Party, such Person and its owners, as applicable, shall grant Liens in the assets of or acquired from, and stock or other ownership interests in, such

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Person acquired in such acquisition and otherwise comply with Section 10.18 [Joinder of Borrowers and Guarantors] on or before the date of such Permitted Acquisition;

(iii) the board of directors or other equivalent governing body of such Person shall have approved such Permitted Acquisition;

(iv) the business acquired or the business conducted by the Person whose ownership interests are being acquired shall be substantially the same as one or more line or lines of business conducted by the Loan Parties and, after giving effect to such Permitted Acquisition, the Loan Parties shall still comply with Section 7.2.10 [Continuation of or Change in Business];

(v) no Potential Default or Event of Default shall exist immediately prior to and after giving effect to such Permitted Acquisition;

(vi) the Loan Parties shall demonstrate that they shall be in compliance with all loan covenants contained in Section 7 [Covenants] based upon calculations as of the end of the most recent period for which certificates under Section 7.3.3 [Certificate of the Borrower] shall have been delivered and with the covenant contained in Section 7.2.18 [Availability Requirement] calculated as of the date of the acquisition, all giving effect to such Permitted Acquisition on a consolidated pro forma basis (including in such computation Indebtedness or other liabilities assumed or incurred in connection with such Permitted Acquisition and including RMR, but excluding income earned or expenses incurred by the Person, business or assets to be acquired prior to the date of such Permitted Acquisition) by delivering at least five (5) Business Days prior to such Permitted Acquisition a certificate in the form of Exhibit 7.2.6 evidencing such compliance;

(vii) the Consideration paid by the Loan Parties for any one Permitted Acquisition shall not exceed $5,000,000.00 and the aggregate of the Consideration paid by the Loan Parties for all Permitted Acquisitions (other than as permitted by Sections 7.2.6(3) and 7.2.6(4)) made in any twelve month period shall not exceed $15,000,000.00;

(viii) the Loan Parties shall have collaterally assigned (or caused to be assigned) to the Agent the non-compete agreements and restrictive covenants arising out of or delivered in connection with such Permitted Acquisition (and the consent of the person bound thereby shall either have been obtained or shall not be required) and any seller notes or right to receive deferred payments or retain holdback, contingent payments or purchase price adjustments shall have been subordinated to the Loans on terms acceptable to the Agent;

(ix) the Loan Parties shall deliver to the Agent, at least five (5) Business Days before such Permitted Acquisition, copies of any agreements entered into or proposed to be entered into by such Loan Parties in connection with such Permitted Acquisition and shall deliver to the Agent such other information about such Person or its assets as any Loan Party may reasonably require;

(x) the assets acquired must consist of subscriber contracts made in the ordinary course of business;

(xi) the key employees of the target shall have entered into five (5) year Non-compete Agreements; and

(xii) in the case of 7.2.6(2) (B) and (C) above, all such assets or accounts purchased must be free and clear of any and all liens or encumbrances at the time of such acquisition, and

(3) Permitted Acquisitions shall also include such other acquisitions or RMR purchase transactions involving the business described in Section 7.2.10 as may be approved by the Agent in its sole discretion based on the criteria set forth on Schedule 7.2.6 (3) hereto.

7.2.7   Dispositions of Assets or Subsidiaries.

Each of the Loan Parties shall not sell, convey, assign, lease, abandon or otherwise transfer or dispose of, voluntarily or involuntarily, any of its properties or assets, tangible or intangible (including sale, assignment, discount or other disposition of accounts, contract rights, chattel paper, equipment or general intangibles with or without recourse or of capital stock, shares of beneficial interest, partnership interests or limited liability company interests of a Subsidiary of a Loan Party), except:

(i) transactions involving the sale of inventory in the ordinary course of business;

(ii) any sale, transfer or lease in the ordinary course of business of assets which are no longer necessary or required in the conduct of a Loan Party or such Subsidiary's business;

(iii) any sale, transfer or lease in the ordinary course of business of assets which are replaced by substitute assets acquired, provided such substitute assets are subject to the Banks' Prior Security Interest;

(iv) the sale of other assets so long as the aggregate amount of after-tax proceeds from sales pursuant to this clause (iv) does not exceed $500,000.00 in any one fiscal year;

(v) any sale, transfer or lease of assets, other than those specifically excepted pursuant to clauses (i) through (iv) above, which is approved in advance by Agent so long as the after-tax proceeds (as demonstrated by the Loan Parties) are applied in accordance with the provisions of Section 4.5.1 [Sale of Assets] above.

7.2.8   Affiliate Transactions.

The Loan Parties shall not enter into or carry out any transaction with any Affiliate of any Loan Party (including purchasing property or services from or selling property or services to) except for: transactions not otherwise prohibited by this Agreement and entered into in the ordinary course of business upon fair and reasonable arm's-length terms and conditions, in accordance with all applicable Law, and after the terms of which have been fully disclosed in writing to Agent in form and substance satisfactory to Agent.

7.2.9   Subsidiaries, Partnerships and Joint Ventures.

The Loan Parties shall not own or create directly or indirectly any Subsidiaries except after thirty (30) days prior written notice to Agent and, in all events, provided that such Subsidiary shall, on the date of formation, become a Borrower or Guarantor hereunder pursuant to Section 10.18 and, together with the other Loan Parties as necessary, shall grant to and cause to be perfected a Prior Security Interest in favor of the Agent for the benefit of the Banks in the assets held by, and stock of or other ownership interests in, such Subsidiary. Each Loan Party shall not become or agree to become (i) a general or limited partner in any general or limited partnership, (ii) a member or manager of, or hold a limited liability company interest in, a limited liability company which is not a Loan Party, or (iii) a joint venturer or hold a joint venture interest in any joint venture. In all events, IASG shall not own, acquire or create any direct Subsidiaries other than a Borrower or Guarantor and shall conduct no business other than owning Subsidiaries which have become Borrowers or Guarantors hereunder. The Loan Parties shall not permit any material amount of the business of the Loan Parties described in Section 7.2.10 [Continuation if or Change in Business] to be conducted by any Affiliate other than a Borrower.

7.2.10   Continuation of or Change in Business.

The Loan Parties shall not engage in any business other than as described in Section 5.1.28 [Regarding Borrowers] and the Loan Parties shall not permit any material change in such business.

7.2.11   Plans and Benefit Arrangements.

The Loan Parties shall not:

(i) fail to satisfy the minimum funding requirements of ERISA and the Internal Revenue Code with respect to any Plan;

(ii) request a minimum funding waiver from the United States Internal Revenue Service ("IRS") with respect to any Plan;

(iii) engage in a Prohibited Transaction with any Plan, Benefit Arrangement or Multiemployer Plan which, alone or in conjunction with any other circumstances or set of circumstances resulting in liability under ERISA, would constitute a Material Adverse Change;

(iv) permit the aggregate actuarial present value of all benefit liabilities (whether or not vested) under each Plan, determined on a plan termination basis, as disclosed in the most recent actuarial report completed with respect to such Plan, to exceed, as of any actuarial valuation date, the fair market value of the assets of such Plan;

(v) fail to make when due any contribution to any Multiemployer Plan that the Borrower or any member of the ERISA Group may be required to make under any agreement relating to such Multiemployer Plan, or any Law pertaining thereto;

(vi) withdraw (completely or partially) from any Multiemployer Plan or withdraw (or be deemed under Section 4062(e) of ERISA to withdraw) from any Multiple Employer Plan, where any such withdrawal is likely to result in a material liability of the Borrower or any member of the ERISA Group;

(vii) terminate, or institute proceedings to terminate, any Plan, where such termination is likely to result in a material liability to the Borrower or any member of the ERISA Group;

(viii) make any amendment to any Plan with respect to which security is required under Section 307 of ERISA; or

(ix) fail to give any and all notices and make all disclosures and governmental filings required under ERISA or the Internal Revenue Code, where such failure is likely to result in a Material Adverse Change.

7.2.12   Fiscal Year.

The Loan Parties shall not change their fiscal year from the twelve-month period ending December 31.

7.2.13   Issuance of Stock.

After the occurrence of and during the continuance of an Event of Default, the Loan Parties shall not issue any additional shares of its capital stock or LLC Interests or any options, warrants or other rights in respect thereof except for such as is pledged to the Agent as Collateral or pursuant to any warrants described in Schedule 5.1.2. Further, both before and after such issuance, the Loan Parties must be in compliance with all of the terms and conditions hereof and the use of proceeds of such issuance must not deviate from the business purposes as set forth in Section 5.1.28 hereof.

7.2.14   Changes in Documents.

The Loan Parties shall not amend in any respect their respective certificate of incorporation (including any provisions or resolutions relating to capital stock), by-laws, certificate of limited partnership, partnership agreement, certificate of formation or organization, limited liability company agreement or other organizational documents without providing at least thirty (30) calendar days' prior written notice to the Agent and the Banks and, in the event such change would be adverse to the Banks as determined by the Agent in its sole discretion, obtaining the prior written consent of the Agent.

7.2.15   Minimum Fixed Charge Coverage Ratio.

At all times hereunder and measured monthly, the Loan Parties shall not permit the Fixed Charge Coverage Ratio to be less than 2.0 to 1.0.

7.2.16   Intentionally Omitted.

7.2.17   Senior Revolving Debt to Eligible RMR.

At all times hereunder and measured monthly, the Loan Parties shall not permit the Senior Revolving Debt to be greater than ten times (10x) Eligible RMR.

7.2.18   Availability Requirement.

The Loan Parties shall not permit Revolving Facility Usage to exceed Maximum Availability.

7.3   Reporting Requirements.

The Loan Parties covenant and agree that until payment in full of the Loans, and interest thereon, and termination of the Commitments, the Loan Parties will furnish or cause to be furnished to the Agent and each of the Banks:

7.3.1   Monthly Financial Statements.

As soon as available and in any event within thirty (30) calendar days after the end of each calendar month commencing with the month in which the Closing Date occurs, consolidated financial statements of the Borrower, consisting of a consolidated balance sheet as of the end of such month and related consolidated statements of income, stockholders' equity and cash flows for the month then ended and the fiscal year through that date, all in reasonable detail and certified (subject to footnote disclosures and year-end adjustments) by the Chief Executive Officer, President or Chief Financial Officer of Borrower as having been prepared in accordance with GAAP, consistently applied, and, on a quarterly basis, setting forth in comparative form the respective financial statements for the corresponding date and period in the previous fiscal year, together with a comparison of such results against the Financial Projections.

7.3.2   Annual Financial Statements.

As soon as available and in any event within one hundred twenty (120) days after the end of each fiscal year (commencing with the period ending December 31, 2004) of IASG, audited financial statements of Borrower consisting of a consolidated and, upon Agent's request, consolidating balance sheet as of the end of such fiscal year, and related consolidated and consolidating statements of income, stockholders' and members' equity and cash flows for the fiscal year then ended, all in reasonable detail and setting forth in comparative form the financial statements as of the end of and for the preceding fiscal year, and certified by independent certified public accountants of nationally recognized standing satisfactory to the Agent. The certificate or report of accountants shall be free of qualifications (other than any consistency qualification that may result from a change in the method used to prepare the financial statements as to which such accountants concur) and shall not indicate the occurrence or existence of any event, condition or contingency which would impair the prospect of payment or performance of any covenant, agreement or duty of the Loan Parties under any of the Loan Documents. The Loan Parties shall deliver with such financial statements and certification by their accountants a letter of such accountants to the Agent and the Banks substantially (i) to the effect that, based upon their ordinary and customary examination of the affairs of the Borrower, performed in connection with the preparation of such consolidated financial statements, and in accordance with generally accepted auditing standards, they are not aware of the existence of any condition or event which constitutes an Event of Default or Potential Default insofar as they relate to accounting matters or, if they are aware of such condition or event, stating the nature thereof and confirming the Borrower's calculations with respect to the certificate to be delivered pursuant to Section 7.3.3 [Certificate of the Borrower] with respect to such financial statements and (ii) to the effect that the Banks are intended to rely upon such accountant's certification of the annual financial statements and that such accountants authorize the Loan Parties to deliver such reports and certificate to the Banks on such accountants' behalf.

7.3.3   Certificate of the Borrower.

(i) Concurrently with the financial statements of the Borrower furnished to the Agent and to the Banks pursuant to Sections 7.3.1 [Monthly Financial Statements] and 7.3.2 [Annual Financial Statements], a certificate of the Borrower signed by the Chief Executive Officer, President or Chief Financial Officer of Borrower, in the form of Exhibit 7.3.3 (the "Compliance Certificate"), to the effect that, except as described pursuant to Section 7.3.5 [Notice of Default], (a) the representations and warranties of the Borrower contained in Section 5 and in the other Loan Documents are true on and as of the date of such certificate in all material respects with the same effect as though such representations and warranties had been made on and as of such date (except representations and warranties which expressly relate solely to an earlier date or time) and the Loan Parties have performed and complied with all covenants and conditions hereof, and (b) no Event of Default or Potential Default exists and is continuing on the date of such certificate, and such certificate shall contain calculations in sufficient detail to demonstrate compliance as of the date of such financial statements with all financial covenants contained in Section 7.2 [Negative Covenants]. Without limiting in any way Borrower's obligation to retain records for any other purpose, Borrower shall archive and maintain all RMR data upon which all monthly reports hereunder are based, organizing the data in a manner corresponding to such reports.

(ii) With each such Compliance Certificate, the Loan Parties shall deliver reports of monthly cash collections in respect of Alarm Contracts and monthly billings in respect of Alarm Contracts.

(iii) With each such Compliance Certificate, the Loan Parties shall deliver RMR roll forward reports.

(iv) With each such Compliance Certificate, the Loan Parties shall deliver an accounts receivable aging summary report.

(v) Attached to the Compliance Certificate submitted on a quarterly basis shall be an updated Schedule A to the Collateral Assignment of Contract Rights and Schedule A to the Collateral Assignment of Telephone Numbers and such Schedules to this Agreement or the other Loan Documents as, by changes in circumstances, become materially incorrect, incomplete or misleading.

(vi) With each such Compliance Certificate, the Loan Parties hereby agree to deliver a schedule consisting of the following items with respect to all Permitted Acquisitions completed during the term hereof: the amount of the purchase price, the purchase multiple, RMR purchased, any holdback percentage, any holdback amount and the holdback funds paid out, if any.

7.3.4   Borrowing Base Certificate.

IASG, on behalf of all Borrowers, shall deliver a consolidated and consolidating Borrowing Base Certificate to the Agent and the Banks on each of the following dates:

(i) at the request of the Agent;

(ii) as soon as practical, but in no event later than 30 calendar days from the end of each calendar month if the Revolving Facility Usage is less than 97.5% of the Maximum Availability as of the end of such calendar month;

(iii) if any determination has been made that the Revolving Facility Usage equals or exceeds 97.5% of the Maximum Availability, then with each Loan Request; and

(iv) with each Permitted Acquisition.

7.3.5 Notice of Default.

Promptly after any officer of any Loan Party has learned of the occurrence of an Event of Default or Potential Default, a certificate signed by the Chief Executive Officer, President or Chief Financial Officer of the Borrower setting forth the details of such Event of Default or Potential Default and the action which each Loan Party proposes to take with respect thereto.

7.3.6 Notice of Litigation.

Promptly after any Officer of any Loan Party has learned thereof, notice of all actions, suits, proceedings or investigations before or by any Official Body or any other Person against the Loan Parties or any Subsidiary of any Loan Party which relate to the Collateral, involve a claim or series of claims in excess of $100,000 or which if adversely determined would constitute a Material Adverse Change.

7.3.7 Certain Events.

Written notice to the Agent:

(i) at least thirty (30) calendar days prior thereto, with respect to any proposed sale or transfer of assets pursuant to Section 7.2.7 (v) [Dispositions of Assets or Subsidiaries];

(ii) within the time limits set forth in Section 7.2.14 [Changes in Organizational Documents], any amendment to the organizational documents of any Loan Party;

(iii) at least thirty (30) calendar days prior thereto, with respect to any change in any Loan Parties' locations from the locations set forth in Schedule A to the Security Agreement; and

(iv) immediately upon the occurrence of any material loss or depreciation in the value of the Collateral, and such notice shall specify the amount of such loss or depreciation to the extent practicable.

7.3.8 Budgets, Forecasts, Other Reports and Information.

(i) the consolidated final annual budget and any forecasts or projections of the Borrower, to be supplied not later than sixty (60) days after the commencement of the fiscal year to which any of the foregoing may be applicable; and

(ii) promptly upon their becoming available to the Borrower:

(A) any final reports including management letters submitted to the Borrower by independent accountants in connection with any annual, interim or special audit,

(B) any final reports, notices or proxy statements generally distributed by IASG to its stockholders on a date no later than the date supplied to such stockholders (if such documents are not readily available on the EDGAR online service),

(C) regular or periodic reports, including Forms 10-K, 10-Q and 8-K, registration statements and prospectuses, if any, filed by IASG with the Securities and Exchange Commission (if such documents are not readily available on the EDGAR online service),

(D) a copy of any order in any proceeding to which the Borrower or any of its Subsidiaries is a party issued by any Official Body which would cause or constitute a Material Adverse Change, and

(E) such other reports and information as any of the Banks may from time to time reasonably request. The Borrower shall also notify the Banks promptly upon the Borrower's becoming aware of the enactment or adoption of any Law which would cause or constitute a Material Adverse Change.

7.3.9   Notices Regarding Plans and Benefit Arrangements.

7.3.9.1   Certain Events.

Promptly upon becoming aware of the occurrence thereof, notice (including the nature of the event and, when known, any action taken or threatened by the IRS or the PBGC with respect thereto) of:

(i) any Reportable Event with respect to the Borrower or any other member of the ERISA Group (regardless of whether the obligation to report said Reportable Event to the PBGC has been waived),

(ii) any Prohibited Transaction which could subject the Borrower or any other member of the ERISA Group to a material civil penalty assessed pursuant to Section 502(i) of ERISA or a material tax imposed by Section 4975 of the Internal Revenue Code in connection with any Plan, any Benefit Arrangement or any trust created thereunder,

(iii) any assertion of material withdrawal liability with respect to any Multiemployer Plan,

(iv) any partial or complete withdrawal from a Multiemployer Plan by the Borrower or any other member of the ERISA Group under Title IV of ERISA (or assertion thereof), where such withdrawal is likely to result in material withdrawal liability,

(v) any cessation of operations (by the Borrower or any other member of the ERISA Group) at a facility in the circumstances described in Section 4062 (e) of ERISA,

(vi) withdrawal by the Borrower or any other member of the ERISA Group from a Multiple Employer Plan,

(vii) a failure by the Borrower or any other member of the ERISA Group to make a payment to a Plan required to avoid imposition of a Lien under Section 302(f) of ERISA,

(viii) the adoption of an amendment to a Plan requiring the provision of security to such Plan pursuant to Section 307 of ERISA, or

(ix) any change in the actuarial assumptions or funding methods used for any Plan, where the effect of such change is to materially increase or materially reduce the unfunded benefit liability or obligation to make periodic contributions.

7.3.9.2   Notices of Involuntary Termination and Annual Reports.

Promptly after receipt thereof, copies of (a) all notices received by the Borrower or any other member of the ERISA Group of the PBGC's intent to terminate any Plan administered or maintained by the Borrower or any member of the ERISA Group, or to have a trustee appointed to administer any such Plan; and (b) at the request of the Agent or any Bank each annual report (IRS Form 5500 series) and all accompanying schedules, the most recent actuarial reports and the most recent financial information concerning the financial status of each Plan administered or maintained by the Borrower or any other member of the ERISA Group, and schedules showing the amounts contributed to each such Plan by or on behalf of the Borrower or any other member of the ERISA Group in which any of their personnel participate or from which such personnel may derive a benefit, and each Schedule B (Actuarial Information) to the annual report filed by the Borrower or any other member of the ERISA Group with the IRS with respect to each such Plan.

7.3.9.3   Notice of Voluntary Termination.

Promptly upon the filing thereof, copies of any Form 500 or 600, or any successor or equivalent form to Forms 500 or 600, filed with the PBGC in connection with the termination of any Plan.

8. DEFAULT

8.1 Events of Default.

An Event of Default shall mean the occurrence or existence of any one or more of the following events or conditions (whatever the reason therefor and whether voluntary, involuntary or effected by operation of Law):

8.1.1   Payments Under Loan Documents.

The Borrower shall fail to pay (i) any principal of or interest on any Loan (including scheduled installments, mandatory prepayments or the payment due at maturity), when such principal or interest becomes due or (ii) shall fail to pay any other amount owing hereunder or under the other Loan Documents after such other amount becomes due in accordance with the terms hereof or thereof;

8.1.2   Breach of Warranty.

Any representation or warranty made at any time by the Loan Parties herein or by the Loan Parties in any other Loan Document, or in any certificate, other instrument or statement furnished pursuant to the provisions hereof or thereof, shall prove to have been false or misleading as of the time it was made or furnished;

8.1.3   Breach of Certain Covenants or Visitation Rights.

Any of the Loan Parties shall default in the observance or performance of any covenant contained in Section 7.1.6 [Visitation Rights] or contained in Section 7.2, or contained in Sections 7.3.1 through 7.3.4.

8.1.4   Breach of Other Covenants.

Any of the Loan Parties shall default in the observance or performance of any other covenant, condition or provision hereof or of any other Loan Document, and any of the foregoing defaults shall continue unremedied for a period of thirty (30) calendar days (such grace period to be applicable only in the event such default can be remedied by corrective action of the Loan Parties during such time period as determined by the Agent in its sole discretion);

8.1.5   Defaults in Other Agreements or Indebtedness.

A default or event of default shall occur at any time under the terms of any other agreement involving borrowed money or the extension of credit or any other Indebtedness under which any Loan Party may be obligated as a borrower or guarantor in excess of $250,000 in the aggregate or any default or event of default by a Loan Party at any time under the terms of the Second Lien Notes, and such breach, default or event of default consists of the failure to pay (beyond any period of grace permitted with respect thereto) any Indebtedness when due (whether at stated maturity, by acceleration or otherwise) or if such breach or default permits or causes the acceleration of any Indebtedness (whether or not such right shall have been waived) or the termination of any commitment to lend;

8.1.6   Final Judgments or Orders.

Any final judgments or orders for the payment of money in excess of $250,000 in the aggregate shall be entered against any Loan Party by a court having jurisdiction in the premises, which judgment is not discharged, vacated, bonded or stayed pending appeal within a period of sixty (60) days from the date of entry;

8.1.7   Loan Document Unenforceable.

Any of the Loan Documents shall cease to be legal, valid and binding agreements enforceable against the party executing the same or such party's successors and assigns (as permitted under the Loan Documents) in accordance with the respective terms thereof or shall in any way be terminated (except in accordance with its terms) or become or be declared ineffective or inoperative or shall in any way be challenged or contested or cease to give or provide the respective Liens, security interests, rights, titles, interests, remedies, powers or privileges intended to be created thereby;

8.1.8   Uninsured Losses; Proceedings Against Assets.

There shall occur any uninsured damage to or loss, theft or destruction of any of the Collateral in excess of $100,000 or the Collateral or any other of any Loan Party or any of its Subsidiaries' assets are attached, seized, levied upon or subjected to a writ or distress warrant; or such come within the possession of any receiver, trustee, custodian or assignee for the benefit of creditors and the same is not cured within thirty (30) days thereafter;

8.1.9   Notice of Lien or Assessment.

A notice of Lien or assessment in excess of $100,000 which is not a Permitted Lien is filed of record with respect to all or any part of any Loan Party's or any of its Subsidiaries' assets by the United States, or any department, agency or instrumentality thereof, or by any state, county, municipal or other governmental agency, including the PBGC, or any taxes or debts owing at any time or times hereafter to any one of these becomes payable and the same is not paid within thirty (30) days after the same becomes payable;

8.1.10   Insolvency.

Any Loan Party ceases to be solvent or becomes unable, admits in writing its inability to, or fails to pay its debts as they mature;

8.1.11   Events Relating to Plans and Benefit Arrangements.

Any of the following occurs: (i) any Reportable Event, which the Agent reasonably determines constitutes grounds for the termination of any Plan by the PBGC or the appointment of a trustee to administer or liquidate any Plan, shall have occurred and be continuing; (ii) proceedings shall have been instituted or other action taken to terminate any Plan, or a termination notice shall have been filed with respect to any Plan; (iii) a trustee shall be appointed to administer or liquidate any Plan; (iv) the PBGC shall give notice of its intent to institute proceedings to terminate any Plan or Plans or to appoint a trustee to administer or liquidate any Plan; and, in the case of the occurrence of (i), (ii), (iii) or (iv) above, the Agent reasonably determines that the amount of the Borrower's liability is likely to exceed 10% of their consolidated tangible net worth (as determined according to GAAP); (v) the Borrower or any member of the ERISA Group shall fail to make any contributions when due to a Plan or a Multiemployer Plan; (vi) the Borrower or any other member of the ERISA Group shall make any amendment to a Plan with respect to which security is required under Section 307 of ERISA; (vii) the Borrower or any other member of the ERISA Group shall withdraw completely or partially from a Multiemployer Plan; (viii) the Borrower or any other member of the ERISA Group shall withdraw (or shall be deemed under Section 4062(e) of ERISA to withdraw) from a Multiple Employer Plan; or (ix) any applicable Law is adopted, changed or interpreted by any Official Body with respect to or otherwise affecting one or more Plans, Multiemployer Plans or Benefit Arrangements and, with respect to any of the events specified in (v), (vi), (vii), (viii) or (ix), the Agent reasonably determines that any such occurrence would be reasonably likely to affect the total enterprise represented by the Borrower and the other members of the ERISA Group in such a manner as to constitute a Material Adverse Change;

8.1.12   Cessation of Business.

Any Loan Party ceases to conduct its business as contemplated by Section 7.2.10, except as expressly permitted under Section 7.2.6 [Liquidations, Mergers, Etc.] or 7.2.7 [Dispositions of Assets], or any Loan Party is enjoined, restrained or in any way prevented by court order from conducting all or any part of its business and such injunction, restraint or other preventive order is not dismissed within thirty (30) days after the entry thereof;

8.1.13   Change of Control.

A. The ownership of capital stock and debt instruments, or the capital structure of IASG's Subsidiaries shall cease to be as set forth in Schedule 5.1.2;

B. IASG shall cease to own 100% of the Shares of any Guarantor or any Subsidiary Borrower, except in the case of Monital;

C. IASG shall cease to own 99.2% of the Shares of Monital;

D. The employment of McGinn or Few terminates, voluntarily or involuntarily, for any reason, or materially changes.

8.1.14   Involuntary Proceedings.

A proceeding shall have been instituted in a court having jurisdiction in the premises seeking a decree or order for relief in respect of any Loan Party in an involuntary case under any applicable bankruptcy, insolvency, reorganization or other similar law now or hereafter in effect, or for the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator, conservator (or similar official) of any Loan Party for any substantial part of its property, or for the winding-up or liquidation of its affairs, and such proceeding shall remain undismissed or unstayed and in effect for a period of thirty (30) days or such court shall enter a decree or order granting any of the relief sought in such proceeding; or

8.1.15   Voluntary Proceedings.

Any Loan Party shall commence a voluntary case under any applicable bankruptcy, insolvency, reorganization or other similar law now or hereafter in effect, shall consent to the entry of an order for relief in an involuntary case under any such law, or shall consent to the appointment or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator, conservator (or other similar official) of itself or for any substantial part of its property or shall make a general assignment for the benefit of creditors, or shall fail generally to pay its debts as they become due, or shall take any action in furtherance of any of the foregoing.

8.2 Consequences of Event of Default.

   8.2.1   Events of Default Other Than Bankruptcy, Insolvency or Reorganization Proceedings.

   If an Event of Default specified under Sections 8.1.1 through 8.1.13 shall occur and be continuing, the Banks and the Agent shall be under no further obligation to make Loans, and the Agent may, and upon the request of a majority of the Banks shall, by written notice to the Borrower, declare the entire unpaid principal balance of the Notes then outstanding and all interest accrued thereon, any unpaid fees and all other Indebtedness of the Borrower to the Banks hereunder and thereunder to be forthwith due and payable, and the same shall thereupon become and be immediately due and payable to the Agent for the benefit of each Bank without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived.

   8.2.2   Bankruptcy, Insolvency or Reorganization Proceedings.

   If an Event of Default specified under Section 8.1.14 [Involuntary Proceedings] or 8.1.15 [Voluntary Proceedings] shall occur, the Banks shall be under no further obligations to make Loans hereunder and the unpaid principal balance of the Loans then outstanding and all interest accrued thereon, any unpaid fees and all other Indebtedness of the Borrower to the Banks hereunder and thereunder shall be immediately due and payable, without presentment, demand, protest or notice of any kind, all of which are hereby expressly waived; and

   8.2.3   Set-off.

   If an Event of Default shall occur and be continuing, any Bank to whom any Obligation is owed by the Loan Parties hereunder or under any other Loan Document or any participant of such Bank which has agreed in writing to be bound by the provisions of Section 9.13 [Equalization of Banks] and any branch, Subsidiary, assignee or Affiliate of such Bank or participant anywhere in the world shall have the right, in addition to all other rights and remedies available to it, without notice to such Loan Party, to set-off against and apply to the then unpaid balance of all the Loans and all other Obligations of the Borrower hereunder or under any other Loan Document any debt owing to, and any other funds held in any manner for the account of, any Loan Party by such Bank or participant or by such branch, Subsidiary, assignee or Affiliate, including all funds in all deposit accounts (whether time or demand, general or special, provisionally credited or finally credited, or otherwise) now or hereafter maintained by any or such other Loan Party for its own account (but not including funds held in custodian or trust accounts) with such Bank or participant or such branch, Subsidiary, assignee or Affiliate. Such right shall exist whether or not any Bank or the Agent shall have made any demand under this Agreement or any other Loan Document, whether or not such debt owing to or funds held for the account of any Loan Party is or are matured or unmatured and regardless of the existence or adequacy of any Collateral, Guaranty or any other security, right or remedy available to any Bank or the Agent; and

8.2.4   Suits, Actions, Proceedings.

If an Event of Default shall occur and be continuing, and whether or not the Agent shall have accelerated the maturity of Loans pursuant to any of the foregoing provisions of this Section 8.2, the Agent or any Bank, if owed any amount with respect to the Loans, may proceed to protect and enforce its rights by suit in equity, action at law and/or other appropriate proceeding, whether for the specific performance of any covenant or agreement contained in this Agreement or the other Loan Documents and, if such amount shall have become due, by declaration or otherwise, proceed to enforce the payment thereof or any other legal or equitable right of the Agent or such Bank; and

8.2.5   Application of Proceeds.

From and after the date on which the Agent has taken any action pursuant to this Section 8.2 and until all Obligations of the Loan Parties have been paid in full, any and all proceeds received by the Agent or any Bank from any sale or other disposition of the Collateral, or any part thereof, or the exercise of any other remedy by the Agent, shall be applied as follows:

(i) first, to reimburse the Agent and the Banks for reasonable out-of-pocket costs, expenses and disbursements, including reasonable attorneys' and paralegals' fees and legal expenses, incurred by the Agent or the Banks in connection with realizing on the Collateral or collection of any Obligations of the Loan Parties under any of the Loan Documents, including advances made by the Banks or any one of them or the Agent for the reasonable maintenance, preservation, protection or enforcement of, or realization upon, the Collateral, including advances for taxes, insurance, repairs and the like and reasonable expenses incurred to sell or otherwise realize on, or prepare for sale or other realization on, any of the Collateral;

(ii) second, to the repayment of all Indebtedness then due and unpaid of the Loan Parties to the Banks incurred under this Agreement or any of the other Loan Documents, whether of principal, interest, fees, expenses or otherwise, in such manner as the Agent may determine in its sole discretion; and

(iii) the balance, if any, as required by Law.

8.2.6   Rights with Respect to Collateral Assignment of Telephone Numbers.

The Agent agrees that it shall only be able to exercise its rights under this Section 8 with respect to the Collateral Assignment of Telephone Numbers if an Event of Default shall have occurred and be continuing.

8.2.7   Other Rights and Remedies.

In addition to all of the rights and remedies contained in this Agreement or in any of the other Loan Documents, the Agent shall have all of the rights and remedies of a secured party under the Uniform Commercial Code or other applicable Law, all of which rights and remedies shall be cumulative and non-exclusive, to the extent permitted by Law. The Agent may, and upon the request of the Required Banks shall, exercise all post-default rights granted to the Agent and the Banks under the Loan Documents or applicable Law.

8.3 Notice of Sale.

Any notice required to be given by the Agent of a sale, lease, or other disposition of the Collateral or any other intended action by the Agent, if given ten (10) days prior to such proposed action, shall constitute commercially reasonable and fair notice thereof to the Borrower.

8.4 Notice of Default.

The Agent and the Banks shall not be deemed to have knowledge or notice of the occurrence of any Potential Default or Event of Default unless the Agent has received written notice from the Borrower referring to this Agreement, describing such Potential Default or Event of Default and stating that such notice is a "notice of default."

9. THE AGENT

9.1 Appointment.

Each Bank hereby irrevocably designates, appoints and authorizes LaSalle Bank to act as Agent for such Bank under this Agreement and to execute and deliver or accept on behalf of each of the Banks the other Loan Documents. Each Bank hereby irrevocably authorizes, and each holder of any Note by the acceptance of a Note shall be deemed irrevocably to authorize, the Agent to take such action on its behalf under the provisions of this Agreement and the other Loan Documents and any other instruments and agreements referred to herein, and to exercise such powers and to perform such duties hereunder as are specifically delegated to or required of the Agent by the terms hereof, together with such powers as are reasonably incidental thereto. LaSalle Bank agrees to act as the Agent on behalf of the Banks to the extent provided in this Agreement.

9.2 Delegation of Duties.

The Agent may perform any of its duties hereunder by or through agents or employees (provided such delegation does not constitute a relinquishment of its duties as Agent) and, subject to Sections 9.5 [Reimbursement of Agent by the Borrower, Etc.] and 9.6 [Exculpatory Provisions, Etc.], shall be entitled to engage and pay for the advice or services of any attorneys, accountants or other experts concerning all matters pertaining to its duties hereunder and to rely upon any advice so obtained.

9.3 Nature of Duties; Independent Credit Investigation.

The Agent shall have no duties or responsibilities except those expressly set forth in this Agreement and no implied covenants, functions, responsibilities, duties, obligations, or liabilities shall be read into this Agreement or otherwise exist except as otherwise provided for under applicable law. The duties of the Agent shall be mechanical and administrative in nature; the Agent shall not have by reason of this Agreement a fiduciary or trust relationship in respect of any Bank; and nothing in this Agreement, expressed or implied, is intended to or shall be so construed as to impose upon the Agent any obligations in respect of this Agreement except as expressly set forth herein. Without limiting the generality of the foregoing, the use of the term "agent" in this Agreement with reference to the Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable Law. Instead, such term is used merely as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties. Each Bank expressly acknowledges (i) that the Agent has not made any representations or warranties to it and that no act by the Agent hereafter taken, including any review of the affairs of the Loan Parties, shall be deemed to constitute any representation or warranty by the Agent to any Bank; (ii) that it has made and will continue to make, without reliance upon the Agent, its own independent investigation of the financial condition and affairs and its own appraisal of the creditworthiness of the Loan Parties in connection with this Agreement and the making and continuance of the Loans hereunder; and (iii) except as expressly provided herein, that the Agent shall have no duty or responsibility, either initially or on a continuing basis, to provide any Bank with any credit or other information with respect thereto, whether coming into its possession before the making of any Loan or at any time or times thereafter.

9.4 Actions in Discretion of Agent; Instructions From the Banks.

The Agent agrees, upon the written request of the Required Banks, to take or refrain from taking any action of the type specified as being within the Agent's rights, powers or discretion herein, provided that the Agent shall not be required to take any action which exposes the Agent to personal liability or which is contrary to this Agreement or any other Loan Document or applicable Law. In the absence of a request by the Required Banks, the Agent shall have authority, in its sole discretion, to take or not to take any such action, unless this Agreement specifically requires the consent of the Required Banks or all of the Banks. Any action taken or failure to act pursuant to such instructions or discretion shall be binding on the Banks, subject to Section 9.6 [Exculpatory Provisions, Etc.]. Subject to the provisions of Section 9.6, no Bank shall have any right of action whatsoever against the Agent as a result of the Agent acting or refraining from acting hereunder in accordance with the instructions of the Required Banks, or in the absence of such instructions, in the absolute discretion of the Agent.

9.5 Reimbursement and Indemnification of Agent by the Borrower.

The Borrower unconditionally agrees to pay or reimburse the Agent and hold the Agent harmless against (i) liability for the payment of all reasonable out-of-pocket costs, expenses and disbursements, including fees and expenses of counsel (including the allocated costs of staff counsel), appraisers and environmental consultants, incurred by the Agent (a) in connection with the development, negotiation, preparation, printing, execution, administration, syndication, interpretation and performance of this Agreement and the other Loan Documents, (b) relating to any requested amendments, waivers or consents pursuant to the provisions hereof, (c) in connection with the enforcement of this Agreement or any other Loan Document or collection of amounts due hereunder or thereunder or the proof and allowability of any claim arising under this Agreement or any other Loan Document, whether in bankruptcy or receivership proceedings or otherwise and (d) in any workout or restructuring or in connection with the protection, preservation, exercise or enforcement of any of the terms hereof or of any rights hereunder or under any other Loan Document or in connection with any foreclosure, collection or bankruptcy proceedings and (ii) all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Agent, in its capacity as such, in any way relating to or arising out of this Agreement or any other Loan Documents or any action taken or omitted by the Agent hereunder or thereunder, provided that the Borrower shall not be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements if the same results from the Agent's gross negligence or willful misconduct. In addition, the Borrower agrees to reimburse and pay all reasonable out-of-pocket expenses of the Agent's regular employees and agents engaged periodically to perform audits of the Loan Parties' books, records and business properties.

9.6 Exculpatory Provisions; Limitation of Liability.

Neither the Agent nor any of its directors, officers, employees, agents, attorneys or Affiliates shall (i) be liable to any Bank for any action taken or omitted to be taken by it or them hereunder, or in connection herewith including pursuant to any Loan Document, unless caused by its or their own gross negligence or willful misconduct, (ii) be responsible in any manner to any of the Banks for the effectiveness, enforceability, genuineness, validity or the due execution of this Agreement or any other Loan Documents or for any recital, representation, warranty, document, certificate, report or statement herein or made or furnished under or in connection with this Agreement or any other Loan Documents, or (iii) be under any obligation to any of the Banks to ascertain or to inquire as to the performance or observance of any of the terms, covenants or conditions hereof or thereof on the part of the Loan Parties, or the financial condition of the Loan Parties, or the existence or possible existence of any Event of Default or Potential Default. No claim may be made by any Loan Party, any Bank, the Agent or any of their respective Subsidiaries against the Agent, any Bank or any of their respective directors, officers, employees, agents, attorneys or Affiliates, or any of them, for any special, indirect or consequential damages or, to the fullest extent permitted by Law, for any punitive damages in respect of any claim or cause of action (whether based on contract, tort, statutory liability, or any other ground) based on, arising out of or related to any Loan Document or the transactions contemplated hereby or any act, omission or event occurring in connection therewith, including the negotiation, documentation, administration or collection of the Loans, and the Loan Parties, the Agent and each Bank hereby waive, release and agree never to sue upon any claim for any such damages, whether such claim now exists or hereafter arises and whether or not it is now known or suspected to exist in its favor. Each Bank agrees that, except for notices, reports and other documents expressly required to be furnished to the Banks by the Agent hereunder or given to the Agent for the account of or with copies for the Banks, the Agent and each of its directors, officers, employees, agents, attorneys or Affiliates shall not have any duty or responsibility to provide any Bank with any credit or other information concerning the business, operations, property, condition (financial or otherwise), prospects or creditworthiness of the Loan Parties which may come into the possession of the Agent or any of its directors, officers, employees, agents, attorneys or Affiliates.

9.7 Reimbursement and Indemnification of Agent by Banks.

Each Bank agrees to reimburse and indemnify the Agent (to the extent not reimbursed by the Borrower and without limiting the Obligation of the Borrower to do so) in proportion to its Ratable Share from and against all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements, including attorneys' fees and disbursements (including the allocated costs of staff counsel), and costs of appraisers and environmental consultants, of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Agent, in its capacity as such, in any way relating to or arising out of this Agreement or any other Loan Documents or any action taken or omitted by the Agent hereunder or thereunder, provided that no Bank shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements if the same results from the Agent's gross negligence or willful misconduct. In addition, each Bank agrees promptly upon demand to reimburse the Agent (to the extent not reimbursed by the Borrower and without limiting the Obligation of Borrower to do so) in proportion to its Ratable Share for all amounts due and payable by the Borrower to the Agent in connection with the Agent's periodic audit of the Loan Parties' books, records and business properties.

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9.8 Reliance by Agent.

The Agent shall be entitled to rely upon any writing, telegram or teletype message, resolution, notice, consent, certificate, letter, cablegram, statement, order or other document or conversation by telephone or otherwise believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons, and upon the advice and opinions of counsel and other professional advisers selected by the Agent. The Agent shall be fully justified in failing or refusing to take any action hereunder unless it shall first be indemnified to its satisfaction by the Banks against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action.

9.9 Notice of Default.

The Agent shall not be deemed to have knowledge or notice of the occurrence of any Potential Default or Event of Default unless the Agent has received written notice from a Bank or the Borrower referring to this Agreement, describing such Potential Default or Event of Default and stating that such notice is a "notice of default."

9.10 Notices.

The Agent shall promptly send to each Bank a copy of all notices received from the Borrower pursuant to the provisions of this Agreement or the other Loan Documents promptly upon receipt thereof.

9.11 Banks in Their Individual Capacities; Agent in its Individual Capacity.

With respect to its Revolving Credit Commitment, the Revolving Credit Loans, and any other rights and powers given to it as a Bank hereunder or under any of the other Loan Documents, the Agent shall have the same rights and powers hereunder as any other Bank and may exercise the same as though it were not the Agent, and the term "Bank" and "Banks" shall, unless the context otherwise indicates, include the Agent in its individual capacity. LaSalle Bank and its Affiliates and each of the Banks and their respective Affiliates may, without liability to account, except as prohibited herein, make loans to, issue letters of credit for the account of, acquire equity interests in, accept deposits from, discount drafts for, act as trustee under indentures of, and generally engage in any kind of banking, trust, financial advisory, underwriting or other business with, the Loan Parties and their Affiliates, in the case of the Agent, as though it were not acting as Agent hereunder and in the case of each Bank, as though such Bank were not a Bank hereunder, in each case without notice to or consent of the other Banks. The Banks acknowledge that, pursuant to such activities, the Agent or its Affiliates may (i) receive information regarding the Loan Parties or any of its Subsidiaries or Affiliates (including information that may be subject to confidentiality obligations in favor of the Loan Parties or such Subsidiary or Affiliate) and acknowledge that the Agent shall be under no obligation to provide such information to them, and (ii) accept fees and other consideration from the Loan Parties for services in connection with this Agreement and otherwise without having to account for the same to the Banks.

9.12 Holders of Notes.

The Agent may deem and treat any payee of any Note as the owner thereof for all purposes hereof unless and until written notice of the assignment or transfer thereof shall have been filed with the Agent. Any request, authority or consent of any Person who at the time of making such request or giving such authority or consent is the holder of any Note shall be conclusive and binding on any subsequent holder, transferee or assignee of such Note or of any Note or Notes issued in exchange therefor.

9.13 Equalization of Banks.

The Banks and the holders of any participations in any Notes agree among themselves that, with respect to all amounts received by any Bank or any such holder for application on any Obligation hereunder or under any Note or under any such participation, whether received by voluntary payment, by realization upon security, by the exercise of the right of set-off or banker's lien, by counterclaim or by any other non-pro rata source, equitable adjustment will be made in the manner stated in the following sentence so that, in effect, all such excess amounts will be shared ratably among the Banks and such holders in proportion to their interests in payments under the Notes, except as otherwise provided in Section 3.4.3 [Agent's and Bank's Rights], 4.4.2 [Replacement of a Bank] or 4.6 [Additional Compensation in Certain Circumstances]. The Banks or any such holder receiving any such amount shall purchase for cash from each of the other Banks an interest in such Bank's Loans in such amount as shall result in a ratable participation by the Banks and each such holder in the aggregate unpaid amount under the Notes, provided that if all or any portion of such excess amount is thereafter recovered from the Bank or the holder making such purchase, such purchase shall be rescinded and the purchase price restored to the extent of such recovery, together with interest or other amounts, if any, required by law (including court order) to be paid by the Bank or the holder making such purchase.

9.14 Successor Agent.

The Agent may resign as Agent by giving not less than thirty (30) days' prior written notice to the Banks and the Borrower. If the Agent shall resign under this Agreement, then either (i) the Required Banks shall appoint from among the Banks a successor agent for the Banks, subject to the consent of the Borrower, such consent not to be unreasonably withheld, or (ii) if a successor agent shall not be so appointed and approved within the thirty (30) day period following the Agent's notice to the Banks of its resignation, then the Agent shall appoint, with the consent of the Borrower, such consent not to be unreasonably withheld, a successor agent who shall serve as Agent until such time as the

Required Banks, appoint and the Borrower consents to the appointment of, a successor agent. Upon its appointment pursuant to either clause (i) or (ii) above, such successor agent shall succeed to the rights, powers and duties of the Agent, and the term "Agent" shall mean such successor agent, effective upon its appointment, and the former Agent's rights, powers and duties as Agent shall be terminated without any other or further act or deed on the part of such former Agent or any of the parties to this Agreement. After the resignation of any Agent hereunder, the provisions of this Section 9 shall inure to the benefit of such former Agent and such former Agent shall not by reason of such resignation be deemed to be released from liability for any actions taken or not taken by it while it was an Agent under this Agreement.

9.15 Agent's Fees.

In the event of a syndication of the Loan, the Borrower shall pay to the Agent a nonrefundable fee and a periodic agent fee under and in accordance with the terms of a mutually agreeable letter (the "Agent's Letter") between the Borrower and the Agent, as amended from time to time.

9.16 Availability of Funds.

The Agent may assume that each Bank has made or will make the proceeds of a Loan available to the Agent unless the Agent shall have been notified by such Bank on or before the later of (1) the close of Business on the Business Day preceding the Borrowing Date with respect to such Loan or (2) two (2) hours before the time on which the Agent actually funds the proceeds of such Loan to the Borrower (whether using their own funds pursuant to this Section 9.16 or using proceeds deposited with the Agent by the Banks and whether such funding occurs before or after the time on which Banks are required to deposit the proceeds of such Loan with the Agent). The Agent may, in reliance upon such assumption (but shall not be required to), make available to the Borrower a corresponding amount. If such corresponding amount is not in fact made available to the Agent by such Bank, the Agent shall be entitled to recover such amount on demand from such Bank (or, if such Bank fails to pay such amount forthwith upon such demand from the Borrower) together with interest thereon, in respect of each day during the period commencing on the date such amount was made available to the Borrower and ending on the date the Agent recovers such amount, at a rate per annum equal to (i) the Federal Funds Effective Rate during the first three (3) days after such interest shall begin to accrue and (ii) the applicable interest rate in respect of such Loan after the end of such three-day period.

9.17 Calculations.

In the absence of gross negligence or willful misconduct, the Agent shall not be liable for any error in computing the amount payable to any Bank whether in respect of the Loans, fees or any other amounts due to the Banks under this Agreement. In the event an error in computing any amount payable to any Bank is made, the Agent, the Borrower and each affected Bank shall, forthwith upon discovery of such error, make such adjustments as shall be required to correct such error, and any compensation therefor will be calculated at the Federal Funds Effective Rate.

9.18 Beneficiaries.

Except as expressly provided herein or as required by applicable law, the provisions of this Section 9 are solely for the benefit of the Agent and the Banks, and the Loan Parties shall not have any rights to rely on or enforce any of the provisions hereof. In performing its functions and duties under this Agreement, the Agent shall act solely as agent of the Banks and does not assume and shall not be deemed to have assumed any obligation toward or relationship of agency or trust with or for any of the Loan Parties.

9.19 Addition of Additional Banks.

The terms of this Section 9 shall apply in the event any financial institutions are added to this Agreement as a Bank. Notwithstanding anything contained herein to the contrary, Agent shall have no obligation to permit such addition or to seek or obtain Additional Banks by syndication, participation, assignment or otherwise. Moreover, in the event Agent agrees with Borrowers to assist in the procurement of Additional Banks with respect to the Loans or any increase in the Loans, Agent's obligation shall be limited to exercising its reasonable efforts to identify and add Additional Banks hereto pursuant to terms and conditions substantially in the form of the Bank Addition Agreement; nothing contained in this Section 9.19 shall be construed as a commitment or representation by Agent that Additional Banks can reasonably be added as a Bank hereunder. Any financial institution added as a Bank hereunder must execute a Bank Addition Agreement and shall be bound by all the terms of such Bank Addition Agreement as well as all of the terms hereof, and any Borrower's obligations hereunder to the Bank shall inure to the benefit of any such Additional Banks. Any assignment shall be in the minimum of [$5,000,000.00] and shall be subject to the consent of the Agent and assigning Bank, in their sole and absolute discretion, and the consent of the Borrower, which consent shall not be unreasonably withheld. Each such Additional Bank shall only have voting rights with respect to (i) a decrease in fees, interest rate spreads or principal, (ii) an increase in the Commitments only if such Additional Bank's commitment is increased, (iii) an extension in the Expiration Date or (iv) any release of a Guarantor or a release of all or substantially all of the Collateral. Upon the consummation of an assignment, the assigning Bank shall pay a fee of $3,500.00 to the Agent.

9.20 Borrower Cooperation.

Each Borrower agrees in connection with any syndication, sale or assignment by Agent or other Bank to assist and cooperate with Agent and any such Bank in any manner reasonably requested by Agent or such Bank to effect such syndication or any such sale of a participation or an assignment, including without limitation assistance in the preparation of appropriate disclosure documents.

10. MISCELLANEOUS

10.1 Modifications, Amendments or Waivers.

The Agent, acting on behalf of all the Banks, and the Loan Parties, may from time to time enter into written agreements amending or changing any provision of this Agreement or any other Loan Document or the rights of the Banks or the Loan Parties hereunder or thereunder, or may grant written waivers or consents to a departure from the due performance of the Obligations of the Loan Parties hereunder or thereunder. Any such agreement, waiver or consent made with such written consent shall be effective to bind all the Banks and the Loan Parties; provided, that, without the written consent of all the Banks, no such agreement, waiver or consent may be made which will:

10.1.1 Increase of Commitment; Extension of Expiration Date.

Increase the amount of the Revolving Credit Commitment of any Bank hereunder or extend the Expiration Date;

10.1.2 Extension of Payment; Reduction of Principal, Interest or Fees; Modification of Terms of Payment.

Whether or not any Loans are outstanding, extend the time for payment of principal or interest of any Loan, the Facility Fee or any other fee payable to any Bank, or reduce the principal amount of or the rate of interest borne by any Loan or reduce the Facility Fee or any other fee payable to any Bank, or otherwise affect the terms of payment of the principal of or interest of any Loan, the Facility Fee or any other fee payable to any Bank (it being understood that a waiver of the application of the default rate of interest pursuant to Section 3.3 shall require only the approval of the Required Banks);

10.1.3 Release of Collateral.

Except for sales of assets permitted by Section 7.2.7 [Dispositions of Assets or Subsidiaries], or as a result of any merger or consolidation permitted by Section 7.2.6 [Liquidations, Mergers, Consolidations, Acquisitions], release any Collateral consisting of capital stock or other ownership interests of any Borrower or any Subsidiary or substantially all of the assets of any Loan Party, or any other security for any of the Loan Parties' Obligations; or

10.1.4 Miscellaneous.

Amend Section 4.2 [Pro Rata Treatment of Banks], 7.2.7 [Dispositions of Assets or Subsidiaries], 7.2.18 [Availability Requirement], 9.6 [Exculpatory Provisions, Etc.] or 9.13 [Equalization of Banks] or this Section 10.1, alter any provision regarding the pro rata treatment of the Banks, change the definition of Required Banks, or change any requirement providing for the Banks or the Required Banks to authorize the taking of any action hereunder;

provided, further, that no agreement, waiver or consent which would modify the interests, rights or obligations of the Agent in its capacity as Agent shall be effective without the written consent of the Agent.

10.2 No Implied Waivers; Cumulative Remedies; Writing Required.

No course of dealing and no delay or failure of the Agent or any Bank in exercising any right, power, remedy or privilege under this Agreement or any other Loan Document shall affect any other or future exercise thereof or operate as a waiver thereof, nor shall any single or partial exercise thereof or any abandonment or discontinuance of steps to enforce such a right, power, remedy or privilege preclude any further exercise thereof or of any other right, power, remedy or privilege. The rights and remedies of the Agent and the Banks under this Agreement and any other Loan Documents are cumulative and not exclusive of any rights or remedies which they would otherwise have. Any waiver, permit, consent or approval of any kind or character on the part of any Bank of any breach or default under this Agreement or any such waiver of any provision or condition of this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing.

10.3 Reimbursement and Indemnification of Banks by the Borrower; Taxes.

The Borrower agrees unconditionally upon demand to pay or reimburse to each Bank (other than the Agent, as to which the Borrower's Obligations are set forth in Section 9.5 [Reimbursement and Indemnification of Agent By the Borrower.]) and to indemnify and save such Bank harmless against all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against such Bank, in its capacity as such, in any way relating to or arising out of this Agreement or any other Loan Documents or any action taken or omitted by such Bank hereunder or thereunder, provided that the Borrower shall not be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements if the same results from such Bank's gross negligence or willful misconduct. The Banks will attempt to minimize the fees and expenses of legal counsel for the Banks which are subject to reimbursement by the Borrower hereunder by considering the usage of one law firm to represent the Banks and the Agent if appropriate under the circumstances. The Borrower agrees unconditionally to indemnify and pay all stamp, document, transfer, recording or filing taxes or fees and similar impositions now or hereafter determined by the Agent or any Bank to be payable in connection with this Agreement or any other Loan Document, and the Borrower agrees unconditionally to indemnify and save the Agent and the Banks harmless from and against any and all present or future claims, liabilities or losses with respect to or resulting from any omission to pay or delay in paying any such taxes, fees or impositions.

10.4 Holidays.

Whenever payment of a Loan to be made or taken hereunder shall be due on a day which is not a Business Day, such payment shall be due on the next Business Day and such extension of time shall be included in computing interest and fees, except that the Loans shall be due on the Business Day preceding the Expiration Date if the Expiration Date is not a Business Day. Whenever any payment or action to be made or taken hereunder (other than payment of the Loans) shall be stated to be due on a day which is not a Business Day, such payment or action shall be made or taken on the next following Business Day (except as provided in Section 3.2 [Interest Periods] with respect to Interest Periods under the LIBOR Rate Option), and such extension of time shall be included in computing interest or fees, if any, in connection with such payment or action.

10.5 Funding by Branch, Subsidiary or Affiliate.

10.5.1   Notional Funding.

Each Bank shall have the right from time to time, without notice to the Borrower, to deem any branch, Subsidiary or Affiliate (which for the purposes of this Section 10.5 shall mean any corporation or association which is directly or indirectly controlled by or is under direct or indirect common control with any corporation or association which directly or indirectly controls such Bank) of such Bank to have made, maintained or funded any Loan to which the LIBOR Rate Option applies at any time, provided that immediately following (on the assumption that a payment were then due from the Borrower to such other office), and as a result of such change, the Borrower would not be under any greater financial obligation pursuant to Section 4.6 [Additional Compensation in Certain Circumstances] than it would have been in the absence of such change. Notional funding offices may be selected by each Bank without regard to such Bank's actual methods of making, maintaining or funding the Loans or any sources of funding actually used by or available to such Bank.

10.5.2   Actual Funding.

Each Bank shall have the right from time to time to make or maintain any Loan by arranging for a branch, Subsidiary or Affiliate of such Bank to make or maintain such Loan subject to the last sentence of this Section 10.5.2. If any Bank causes a branch, Subsidiary or Affiliate to make or maintain any part of the Loans hereunder, all terms and conditions of this Agreement shall, except where the context clearly requires otherwise, be applicable to such part of the Loans to the same extent as if such Loans were made or maintained by such Bank, but in no event shall any Bank's use of such a branch, Subsidiary or Affiliate to make or maintain any part of the Loans hereunder cause such Bank or such branch, Subsidiary or Affiliate to incur any cost or expenses payable by the Borrower hereunder or require the Borrower to pay any other compensation to any Bank (including any expenses incurred or payable pursuant to Section 4.6 [Additional Compensation in Certain Circumstances]) which would otherwise not be incurred.

10.6 Notices.

All notices, requests, demands, directions and other communications (as used in this Section 10.6, collectively referred to as "notices") given to or made upon any party hereto under the provisions of this Agreement shall be by telephone or in writing (including facsimile communication) unless otherwise expressly permitted hereunder and shall be delivered or sent by facsimile or via nationally-recognized overnight courier, by hand or U.S. mail to the respective parties at the addresses and numbers set forth under their respective names on Schedule 1.1(B) hereof or in accordance with any subsequent unrevoked written direction from any party to the others. All notices shall, except as otherwise expressly herein provided, be effective (a) in the case of facsimile, when received, (b) in the case of hand-delivered notice, when hand-delivered, (c) in the case of telephone, when telephoned, provided, however, that in order to be effective, telephonic notices must be confirmed in writing no later than the next Business Day by letter or facsimile, (d) if given by mail, four (4) days after such communication is deposited in the mail with first-class postage prepaid, return receipt requested, and (e) if given by any other means (including by air courier), when delivered; provided, that notices to the Agent shall not be effective until received. Any Bank giving any notice to any Loan Party shall simultaneously send a copy thereof to the Agent, and the Agent shall promptly notify the other Banks of the receipt by it of any such notice.

10.7 Severability.

The provisions of this Agreement are intended to be severable. If any provision of this Agreement shall be held invalid or unenforceable in whole or in part in any jurisdiction, such provision shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without in any manner affecting the validity or enforceability thereof in any other jurisdiction or the remaining provisions hereof in any jurisdiction.

10.8 Governing Law.

This Agreement shall be deemed to be a contract made within, and under the Laws of, the State of Illinois and for all purposes shall be governed by and construed and enforced in accordance with the internal laws of the State of Illinois without regard to its conflict of laws principles.

10.9 Prior Understanding.

This Agreement and the other Loan Documents supersede all prior understandings and agreements, whether written or oral, between the parties hereto and thereto relating to the transactions provided for herein and therein, including any prior confidentiality agreements and commitments.

10.10 Duration; Survival.

All representations and warranties of the Loan Parties contained herein or made in connection herewith shall survive the making of Loans and shall not be waived by the execution and delivery of this Agreement, any investigation by the Agent or the Banks, the making of Loans, or payment in full of the Loans. All covenants and agreements of the Loan Parties contained in Sections 7.1 [Affirmative Covenants], 7.2 [Negative Covenants] and 7.3 [Reporting Requirements] herein shall continue in full force and effect from and after the date hereof so long as the Borrower may borrow hereunder and until termination of the Commitments and payment in full of the Loans. All covenants and agreements of the Borrower contained herein relating to the payment of principal, interest, premiums, additional compensation or expenses and indemnification, including those set forth in the Notes, Section 4 [Payments] and Sections 9.5 [Reimbursement of Agent by the Borrower, Etc.], 9.7 [Reimbursement of Agent by Banks, Etc.] and 10.3 [Reimbursement of Banks by the Borrower; Etc.], shall survive payment in full of the Loans and termination of the Commitments.

10.11 Successors and Assigns.

(i) This Agreement shall be binding upon and shall inure to the benefit of the Banks, the Agent, the Loan Parties and their respective successors and assigns, except that the Loan Parties may not assign or transfer any of their rights and Obligations hereunder or any interest herein and any attested assignment or transfer in violation of this provision shall be deemed void. Each Bank may, at its own cost, make assignments of or sell participations in all or any part of its Commitments and the Loans made by it to one or more banks or other entities, subject to the consent of the Borrower and the Agent with respect to any assignee which is not a Bank or an Affiliate thereof, such consent not to be unreasonably withheld, provided that (1) no consent of the Borrower shall be required (A) if an Event of Default exists and is continuing, or (B) in the case of an assignment by a Bank to an Affiliate of such Bank, and (2) any assignment by a Bank to a Person other than an Affiliate of such Bank may not be made in amounts less than the lesser of $5,000,000 or the amount of the assigning Bank's Commitment. In the case of an assignment, upon receipt by the Agent of the Assignment and Assumption Agreement, the assignee shall have, to the extent of such assignment (unless otherwise provided therein), the same rights, benefits and obligations as it would have if it had been a signatory Bank hereunder, the Commitments shall be adjusted accordingly, and upon surrender of any Note subject to such assignment, the Borrower shall execute and deliver a new Note to the assignee in an amount equal to the amount of the Revolving Credit Commitment assumed by it and a new Note to the assigning Bank in an amount equal to the Revolving Credit Commitment retained by it hereunder. Any Bank which assigns any or all of its Commitment or Loans to a Person other than an Affiliate of such Bank shall pay to the Agent a service fee in the amount of $5,000 for each assignment. In the case of a participation, the participant shall only have the rights specified in Section 8.2.3 [Set-off] (the participant's rights against such Bank in respect of such participation to be those set forth in the agreement executed by such Bank in favor of the participant relating thereto and not to include any voting rights except with respect to changes of the type referenced in Sections 10.1.1 [Increase of Commitment, Etc.], 10.1.2 [Extension of Payment, Etc.], or 10.1.3 [Release of Collateral]), all of such Bank's obligations under this Agreement or any other Loan Document shall remain unchanged, and all amounts payable by any Loan Party hereunder or thereunder shall be determined as if such Bank had not sold such participation.

(ii) Any assignee or participant which is not incorporated under the Laws of the United States of America or a state thereof shall deliver to the Borrower and the Agent the form of certificate described in Section 10.17 [Tax Withholding Clause] relating to federal income tax withholding. Each Bank may furnish any publicly available information concerning any Loan Party and any other information concerning any Loan Party in the possession of such Bank from time to time to assignees and participants (including prospective assignees or participants), provided that such assignees and participants agree to be bound by the provisions of Section 10.12 [Confidentiality].

(iii) Notwithstanding any other provision in this Agreement, any Bank may at any time pledge or grant a security interest in all or any portion of its rights under this Agreement, its Note and the other Loan Documents to any Federal Reserve Bank in accordance with Regulation A of the FRB or U.S. Treasury Regulation 31 CFR Section 203.14 without notice to or consent of the Borrower or the Agent. No such pledge or grant of a security interest shall release the transferor Bank of its obligations hereunder or under any other Loan Document.

10.12 Confidentiality.

10.12.1   General.

The Agent and the Banks each agree to keep confidential all information obtained from the Loan Parties or their Subsidiaries which is nonpublic and confidential or proprietary in nature (including, without limitation, any information the Borrower specifically designates as confidential, such as financial information disclosed in Schedule 5.1.8(ii) hereof), except as provided below, and to use such information only in connection with their respective capacities under this Agreement and for the purposes contemplated hereby. The Agent and the Banks shall be permitted to disclose such information (i) to outside legal counsel, accountants and other professional advisors who need to know such information in connection with the administration and enforcement of this Agreement, subject to agreement of such Persons to maintain the confidentiality subject to the provisions of this Section 10.12.1, (ii) to assignees and participants as contemplated by Section 10.11, and prospective assignees and participants subject to agreement of such Persons to maintain the confidentiality subject to the provisions of this Section 10.12.1, (iii) to the extent requested by any bank regulatory authority or as otherwise required by applicable Law or by any subpoena or similar legal process, or in connection with any investigation or proceeding arising out of the transactions contemplated by this Agreement, (iv) if it becomes publicly available other than as a result of a breach of this Agreement or becomes available from a source not known to be subject to confidentiality restrictions or (v) if the Loan Party whose confidential information is disclosed shall have consented to such disclosure.

10.12.2   Sharing Information With Affiliates of the Banks.

The Loan Parties acknowledge that from time to time financial advisory, investment banking and other services may be offered or provided to the Borrower or one or more of its or their Affiliates (in connection with this Agreement or otherwise) by any Bank or by one or more Subsidiaries or Affiliates of such Bank and, effective upon any such Person's engagement or request for such service, each Loan Party hereby authorizes each Bank to share any information delivered to such Bank by the Loan Parties pursuant to this Agreement, or in connection with the decision of such Bank to enter into this Agreement, to any such Subsidiary or Affiliate of such Bank, it being understood that any such Subsidiary or affiliate of any Bank receiving such information shall be bound by the provisions of Section 10.12.1 as if it were a Bank hereunder. Such authorization shall survive the repayment of the Loans and other Obligations and the termination of the Commitments.

10.13 Counterparts.

This Agreement may be executed by different parties hereto on any number of separate counterparts, each of which, when so executed and delivered, shall be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

10.14 Agent's or Bank's Consent.

Whenever the Agent's or any Bank's consent is required to be obtained under this Agreement or any of the other Loan Documents as a condition to any action, inaction, condition or event, the Agent and each Bank shall be authorized to give or withhold such consent in its sole and absolute discretion and to condition its consent upon the giving of additional collateral, the payment of money or any other matter.

10.15 Exceptions.

The representations, warranties and covenants contained herein shall be independent of each other, and no exception to any representation, warranty or covenant shall be deemed to be an exception to any other representation, warranty or covenant contained herein unless expressly provided, nor shall any such exceptions be deemed to permit any action or omission that would be in contravention of applicable Law.

10.16 CONSENT TO FORUM; WAIVER OF JURY TRIAL.

EACH LOAN PARTY HEREBY IRREVOCABLY CONSENTS TO THE NONEXCLUSIVE JURISDICTION OF THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS AND THE UNITED STATES DISTRICT COURT FOR THE NORTHERN DISTRICT OF ILLINOIS, EASTERN DIVISION, AND WAIVES PERSONAL SERVICE OF ANY AND ALL PROCESS UPON IT AND CONSENTS THAT ALL SUCH SERVICE OF PROCESS BE MADE BY CERTIFIED OR REGISTERED MAIL DIRECTED TO SUCH LOAN PARTY AT THE ADDRESSES PROVIDED FOR IN SECTION 10.6 AND SERVICE SO MADE SHALL BE DEEMED TO BE COMPLETED UPON ACTUAL RECEIPT THEREOF. EACH LOAN PARTY WAIVES ANY OBJECTION TO JURISDICTION AND VENUE OF ANY ACTION INSTITUTED AGAINST IT AS PROVIDED HEREIN AND AGREES NOT TO ASSERT ANY DEFENSE BASED ON LACK OF JURISDICTION OR VENUE. EACH LOAN PARTY, THE AGENT AND THE BANKS HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM OF ANY KIND ARISING OUT OF OR RELATED TO THIS AGREEMENT, ANY OTHER LOAN DOCUMENT OR THE COLLATERAL TO THE FULL EXTENT PERMITTED BY LAW.

10.17 Tax Withholding Clause.

Each Bank or assignee or participant of a Bank that is not incorporated under the Laws of the United States of America or a state thereof (and, upon the written request of the Agent, each other Bank or assignee or participant of a Bank) agrees that it will deliver to each of the Borrower and the Agent two (2) duly completed appropriate valid Withholding Certificates (as defined under §1.1441-1(c)(16) of the Income Tax Regulations ("Regulations")) certifying its status (i.e., U.S. or foreign person) and, if appropriate, making a claim of reduced, or exemption from, U.S. withholding tax on the basis of an income tax treaty or an exemption provided by the Internal Revenue Code. Such delivery may be made by electronic transmission as described in §1.1441-1(e)(4)(iv) of the Regulations if the Agent establishes an electronic delivery system. The term "Withholding Certificate" means a Form

W-9; a Form W-8BEN; a Form W-8ECI; a Form W-8IMY and the related statements and certifications as required under §1.1441-1(e)(3) of the Regulations; a statement described in §1.871-14(c)(2)(v) of the Regulations; or any other certificates under the Code or Regulations that certify or establish the status of a payee or beneficial owner as a U.S. or foreign person. Each Bank, assignee or participant required to deliver to the Borrower and the Agent a valid Withholding Certificate pursuant to the preceding sentence shall deliver such valid Withholding Certificate as follows: (A) each Bank which is a party hereto on the Closing Date shall deliver such valid Withholding Certificate at least five (5) Business Days prior to the first date on which any interest or fees are payable by the Borrower hereunder for the account of such Bank; (B) each assignee or participant shall deliver such valid Withholding Certificate at least five (5) Business Days before the effective date of such assignment or participation (unless the Agent in its sole discretion shall permit such assignee or participant to deliver such Withholding Certificate less than five (5) Business Days before such date in which case it shall be due on the date specified by the Agent). Each Bank, assignee or participant which so delivers a valid Withholding Certificate further undertakes to deliver to each of the Borrower and the Agent two (2) additional copies of such Withholding Certificate (or a successor form) on or before the date that such Withholding Certificate expires or becomes obsolete or after the occurrence of any event requiring a change in the most recent Withholding Certificate so delivered by it, and such amendments thereto or extensions or renewals thereof as may be reasonably requested by the Borrower or the Agent. Notwithstanding the submission of a Withholding Certificate claiming a reduced rate of, or exemption from, United States withholding tax, the Agent shall be entitled to withhold United States federal income taxes at the full 30% withholding rate if in its reasonable judgment it is required to do so under the due diligence requirements imposed upon a withholding agent under §1.1441-7(b) of the Regulations. Further, the Agent is indemnified under §1.1461-1(e) of the Regulations against any claims and demands of any Bank or assignee or participant of a Bank for the amount of any tax it deducts and withholds in accordance with regulations under §1441 of the Internal Revenue Code.

        10.18 Joinder of Borrowers and Guarantors.

                Any Subsidiary of the Borrower which is required to join this Agreement as a Borrower pursuant to Section 7.2.9 [Subsidiaries, Partnerships and Joint Ventures] and any Person permitted or required to be a Guarantor hereunder shall execute and deliver to the Agent (i) a Joinder in substantially the form attached hereto as Exhibit 1.1(J) or Exhibit 1.1(G) pursuant to which it shall join as a Borrower or as a Guarantor respectively in each of the Loan Documents to which a Borrower and a Guarantor are a party; (ii) documents in the forms described in Section 6.1 [First Loans] modified as appropriate to relate to such Subsidiary or new Guarantor; and (iii) documents necessary to grant and perfect Prior Security Interests to the Agent for the benefit of the Banks in all Collateral held by such Subsidiary or new Guarantor. The Loan Parties shall deliver such Joinder and related documents to the Agent within five (5) Business Days after the date of the filing of such Subsidiary's or new Guarantor's articles of incorporation if such party is a newly-formed corporation, the date of the filing of its certificate of limited partnership if it is a newly-formed limited partnership or the date of its organization if it is a newly-formed entity other than a limited partnership or corporation or the date of its acquisition by the Borrower if permitted.

10.19 Loan Party Agency.

Each Loan Party hereby unconditionally and irrevocably agrees that IASG shall have the right to take on behalf of such Loan Party any and all actions required to be taken by Loan Parties under this Agreement and each of the other Loan Documents and such Loan Party hereby irrevocably makes, constitutes and appoints IASG (and any of IASG's officers, employees or agents, as designated by IASG) as its true and lawful attorney with power to execute such documents, instruments and certificates and to take any and all actions required to be taken by of such Loan Party under this Agreement or any other Loan Document. Such power, being coupled with an interest, is irrevocable until all of the Obligations have been fully paid and performed, and the Commitments have terminated, all in accordance with this Agreement and the other Loan Documents. Without limiting the generality of the foregoing, each Loan Party hereby agrees that on behalf of such Loan Party, IASG shall:

(a) Deliver certificates and make certifications required to be delivered by or on behalf of the Loan Parties to the Agent including without limitation financial certificates, compliance certificates, and such other certificates, information and notices required to be delivered to the Agent under this Agreement or the Loan Documents and otherwise provide information on behalf of the Loan Parties;

(b) Receive notices and communications from the Agent (it being agreed that notice to IASG shall be deemed to be notice to all Loan Parties); and

(c) Take such other actions as any Loan Party may request on behalf of such Loan Party under this Agreement.

Although IASG is authorized and directed to take the foregoing actions on behalf of each Loan Party, notwithstanding the foregoing, nothing contained herein shall in any way release any Loan Party from the performance of its obligations under this Agreement or under any other Loan Document, it being acknowledged and agreed that the actions authorized to be taken by IASG hereunder are solely for the purpose of administrative ease. Without limiting the foregoing, nothing herein shall vitiate or be held contrary to any Loan Party's representations, express or implied, or covenants or undertakings. The Agent shall be entitled to rely exclusively (but is not required to rely exclusively) on IASG's authority to act in each instance without inquiry or investigation, and each of IASG and the other Loan Parties hereby agrees to indemnify and hold harmless the Agent for any losses, costs, delays, errors, claims, penalties or charges arising from or out of Loan Parties' actions pursuant to this Section 10.19 provided that the Loan Parties shall not be liable for any losses, costs, delays, errors, claims, penalties or charges if the same results from Agent's gross negligence or willful misconduct. IASG, in the role described in this Section 10.19, is sometimes referred to as "Loan Agent."

10.20 Entire Agreement.

This Agreement is an integrated document, contains the entire agreement between the parties and wholly cancels, terminates and supercedes any and all previous and/or contemporaneous oral agreements, negotiations, commitments and writings between the parties with respect to the subject matter. No change, modification, extension, termination, discharge, abandonment or waiver of this Agreement or any of its provisions, nor any representation, promise or condition relating to this Agreement will be binding upon the parties unless made in writing and signed by each of the parties hereto (or in the case of Loan Parties, by IASG as the agent for such parties). The parties further agree that the prior drafts of this Agreement will not be used to interpret this Agreement and will not be admissible into evidence at any time.

11. Nonsolicitation and Nondisclosure

11.1 Nonsolicitation and Nonacceptance.

If any Event of Default shall have occurred which results in the acceleration of any of the Loans by Agent, each Principal hereby agrees not to, for a period of five (5) years from the date of such acceleration, for themselves, as agent or employee, or on behalf of any person, association, partnership or corporation, either directly or indirectly, solicit or attempt to obtain business from, accept business from, do business with or service or indirectly aid or assist anyone else in the solicitation or acceptance of business from any of the then current customers or accounts of the Borrower included as part of the Collateral pursuant to the Credit Agreement (hereinafter, the "Customers") for the purpose of providing electronic security, monitoring of alarm security systems, guard, intercom, central vacuum, home automation, home theater, audio systems or related services or to provide financing for any of such activities or related contracts (collectively, the "Services"). This provision applies both to the Customers and the residence or place of business occupied by such Customers. In the event either Principal is contacted by such Customers, they will inform such Customers that they cannot provide Services to such Customer. Each Principal agrees to do so in a polite manner and to refer such Customers to Agent or its assignee with a positive recommendation. In addition, each Principal agrees that he will never disparage the services, business or reputation of Agent or its assignee by making false or misleading statements to another person. This Section 11, the parties' obligations hereunder and the period referred to in this Section 11.1, shall terminate upon the repayment in full of all of the Obligations.

Notwithstanding the foregoing, each Principal is permitted to have up to an aggregate 3% passive ownership interest in a public company which solicits or accepts business from any of the customers or accounts included in the Collateral.

11.2 Nondisclosure.

Each Principal acknowledges that he possesses certain confidential, proprietary and trade secret information, materials and business concepts and know-how with respect to the Collateral, including information regarding marketing, sales volume, sales methods, sales proposals, products, services, vendors, customer lists and files, and other confidential customer information (including current, prospective and former customers), accounting data and methods, operating procedures, pricing policies, strategic plans, intellectual property, customer contracts and other agreements, manufacturer's warranties, information about Borrowers' employees or other confidential or proprietary information belonging to or related to Borrowers' affairs (collectively, the "Proprietary Information"). If any Event of Default shall have occurred which results in the acceleration of any of the Loans by Agent, each Principal agrees: (a) never to publish, copy, disclose, allow to be disclosed or use for his own benefit or for the benefit of any other person, firm, corporation or entity, other than for the benefit of the Borrowers, the Proprietary Information without the prior written consent of Agent, which can be withheld in its sole discretion; and (b) to maintain strictly the confidentiality of the Proprietary Information at all times; provided, however, that Principal may disclose such Proprietary Information to his and the Borrowers' attorneys, accountants, other advisors, tax and governmental authorities who need to know such information to fulfill their duties. Principals agree to take all necessary precautions to protect the Proprietary Information from unauthorized disclosure or use. Each Principal acknowledges and agrees that in any proceeding to enforce this Agreement it will be presumed that the Proprietary Information constitutes protectable trade secrets, and that the Principals will bear the burden of proving that any portion of the Proprietary Information was publicly or rightfully known and disclosed by such Principal. Upon the request of Agent, Principals agree to execute and deliver to Agent an affidavit as to the complete and proper return of all Proprietary Information.

11.3 Employees.

For a period of two (2) years following the acceleration of any of the Loans by Agent, the Principals will not, directly or indirectly, individually or through any other entity or otherwise, without the prior written consent of Agent or its assignee, which can be withheld in its sole discretion, knowingly solicit the Loan Parties' then current employees to engage in the security alarm business in any of the states in which any Loan Party then conducts business or maintains an office or facility for an employer other than the Loan Parties.

11.4 Acknowledgment.

Each Principal acknowledges and recognizes that: (a) this Agreement is necessary for the protection of the legitimate business interests of Agent in making the Loans contemplated by the Credit Agreement; (b) the execution and delivery of this Agreement is a mandatory condition precedent to the closing of the transactions contemplated by the Credit Agreement and the Loan Documents, without which such transactions will not close; (c) the enforcement of the language contained in this Section 11 is unrelated to, independent from and unaffected by any dispute that may arise under the Credit Agreement or the Loan Documents; (d) the scope of the language contained in this Section 11 regarding duration and the level of activities restricted is reasonable; (e) each Principal has no intention of violating this Agreement; (f) the breach of the terms and provisions of this Section 11 will be such that Agent will not have an adequate remedy at law because of the unique nature of the Collateral and the Proprietary Information, and the confusion to customers and the public that a breach would create; and (g) such Principal has a duty to inform his future employers of the restrictions imposed upon him by this Agreement, and in the event Agent has a reasonable belief that such Principal is violating this Agreement, Agent will be entitled to contact such Principal's employers to inform the employers of this Agreement and such Principal's obligations under it.

11.5 Representations.

Each Principal represents and warrants that: (a) he has the authority to enter into this Agreement and that, in doing so, he will not violate any agreement, order or law; (b) there are no third-party consents required for him to enter into this Agreement which have not been obtained and delivered to Agent; and (c) such Principal's expertise and capabilities are such that his obligations under this Agreement (and the enforcement thereof by injunction or otherwise) will not prevent him from earning a livelihood.

11.6 Remedies.

Each Principal acknowledges and agrees that the rights of Agent with respect to the terms and conditions contained in this Section are of a specialized and unique character and that immediate and irreparable damage will result to Agent and the Collateral if such Principal fails to or refuses to perform his obligations under this Agreement and, notwithstanding any election by Agent to claim damages from such Principal as a result of any such failure or refusal, Agent may, in addition to any other remedies and damages available, seek an injunction in a court of competent jurisdiction, without the posting of a bond or other security to restrain any such failure or refusal. Each Principal further acknowledges that the obligations set forth in Sections 11.1 and 11.2 of this Agreement will be extended by the length of time during which any Principal is in breach of any of these obligations. These remedies are cumulative with all other remedies provided by law or contract and will not preclude Agent from later obtaining a judgment for money damages or specific acts against the breaching Principal or otherwise affect any other remedies that Agent may have. The exercise of any right or remedy will be without prejudice to the right to exercise any other right or remedy provided in this Section 11, by law or in equity. In any action by Agent to enforce its rights under this Section 11, any claims asserted by any Principal against Agent will not constitute a defense to Agent's enforcement action.

11.7 Severability.

If any provisions of this Section 11 as applied to any part or to any circumstances are adjudged by a court of competent jurisdiction to be invalid or unenforceable, the same will in no way affect any other provisions of this Agreement, the application of such provision in any other circumstances or the validity or enforceability of this Section of the Agreement. Agent and Principals intend this Section to be enforced as written. If any provision or any part of it is held to be invalid or unenforceable because of its scope or duration, the parties agree that the court making such determination will have the power to delete specific words or phrases and, in its modified form, such provision will then be enforceable. The foregoing clause is not intended to be an admission or evidence that the scope or duration of this Section is unreasonable.

11.8 Consent to Jurisdiction, Service and Venue.

FOR THE PURPOSE OF ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS SECTION, PRINCIPALS IRREVOCABLY CONSENT AND SUBMIT TO THE JURISDICTION AND VENUE OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION SITTING IN ILLINOIS. Principals agree that service of the summons and complaint and all other process which may be served in any such suit, action or proceeding may be effected by mailing by registered mail a copy of such process to Principal at the following address:

84

Timothy M. McGinn
26 Port Huron Drive
Schenectady, NY 12309

Thomas J. Few
9 Pima Court
Oakland, NJ 07436

Each Principal irrevocably waives any objections which they may now or hereafter have to the venue of any such suit, action or proceeding brought in such court and any claim that such suit, action or proceeding brought in such court has been brought in an inconvenient forum and agrees that service of process in accordance with this Section will be deemed in every respect effective and valid personal service of process upon Principals. Nothing in this Section will be construed to prohibit service of process by any other method permitted by law. The provisions of this Section will not limit or otherwise affect the right of Agent to institute and conduct an action in any other appropriate manner, jurisdiction or court. Each Principal agrees that final judgment in such suit, action or proceeding will be conclusive and may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by law.

IN WITNESS WHEREOF, the parties hereto, by their officers thereunto duly authorized, have executed this Agreement as of the day and year first above written.

INTEGRATED ALARM SERVICES GROUP, INC., a Delaware corporation, as Borrower

By: /s/ Timothy M. McGinn
Timothy M. McGinn, *Chairman and CEO*

CRITICOM INTERNATIONAL CORPORATION, a New Jersey corporation, as Borrower

By: /s/ Thomas J. Few, Sr.
Thomas J. Few, Sr., *CEO*

MONITAL SIGNAL CORPORATION, a New Jersey corporation, as Borrower

By: /s/ Thomas J. Few Sr.
Thomas J. Few, Sr., *Chairman and CEO*

INTEGRATED ALARM SERVICES, INC., a Delaware corporation, as Borrower

By: /s/ Timothy M. McGinn
Timothy M. McGinn, *Chairman and CEO*

PAYNE SECURITY GROUP, L.L.C., a New Jersey limited liability company, as Borrower

By: /s/ Timothy M. McGinn
Timothy M. McGinn, *Manager*

AMERICAN HOME SECURITY, INC.,
a Nevada corporation, as Borrower

By: /s/ Timothy M. McGinn
Timothy M. McGinn, *Chairman*

LASALLE BANK NATIONAL ASSOCIATION,
individually as a Bank and as Agent

By: /s/ Jessica Richardson
Jessica Richardson, *First Vice President*

The Principals hereby acknowledge agree to be bound the terms and obligations set forth in Section 11 above

/s/ Timothy M. McGinn
Timothy M. McGinn

/s/ Thomas J. Few, Sr.
Thomas J. Few, Sr.